Exhibit 99.1

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
x

OASIS INVESTMENTS II MASTER FUND LTD., derivatively on behalf of nominal defendant	:
FANG HOLDINGS LIMITED,	:	Index No. 652607/2023

Plaintiff,	:	Justice Andrew Borrok

-against-	:	Commercial Part 53

VINCENT TIANQUAN MO,	:	STIPULATION OF SETTLEMENT
RICHARD JIANGONG DAI,
ACE SMART INVESTMENTS LIMITED,	:
NEXT DECADE INVESTMENTS LIMITED,
MEDIA PARTNER TECHNOLOGY LIMITED,	:
and TRUE KNIGHT LIMITED,	:

Defendants.
x

This Stipulation of Settlement (the “Stipulation”), dated October 25, 2025, is entered into between and among the parties to the above-captioned action (the “Action”), by and through their respective counsel, namely: (i) Plaintiff Oasis Investment II Master Fund Ltd. (“Oasis” or “Plaintiff”), on behalf of themselves as well as derivatively in the right of and for the benefit of nominal defendant Fang Holdings Limited (the “Fang” or “Company”) and (ii) Defendants Vincent Tianquan Mo (“Mo”), Richard Jiangong Dai (“Dai”), ACE Smart Investments Limited (“Ace”), Next Decade Investments Limited (“Next Decade”), Media Partner Technology Limited (“Media Partner”), and True Knight Limited (“True Knight”) (together, “Defendants”). Plaintiff, Company, and Defendants are referred to herein individually as “Party” and collectively, the “Parties”. This Stipulation states all the terms of settlement and resolution of the Action and is intended by the Parties to fully and finally compromise, resolve, discharge, and settle the Released Claims, as defined herein, subject to the approval of the Supreme Court of the State of New York, New York County, Commercial Division (the “Court”).

I.	Procedural Background of the Action

WHEREAS PLAINTIFF ALLEGES,

A.            Mo is Fang’s founder, controlling shareholder, and served as executive chairman of Fang’s board of directors from 1999 to February 28, 2022, and from November 1, 2024, to the present;

B.            On June 11, 2019, Company completed a spin-off of its wholly owned and controlled subsidiary, China Index Holdings Limited (“CIH”). Through the spin-off, CIH became a new public company traded in New York on the NASDAQ stock exchange. Through the spin-off, Fang shareholders received CIH Class A or Class B common shares in proportion to the Fang Class A or class B common shares they owned—one CIH share for every Fang share owned (or the equivalent thereof in the form of an American Depositary Share (“ADS”), the mechanism through which both Fang and CIH traded on U.S. exchanges) as of the record date for the distribution;

C.            Through the spin-off of CIH, Mo, through his affiliates, including Next Decade and Media Partner, received 7,359,473 CIH Class A shares and 25,391,206 CIH Class B shares. As a result, Mo, through his affiliates, owned a 34.1% economic stake in CIH and 80.6% of voting power in CIH, and thus became the controlling stakeholder for both Fang and CIH, with the same proportionate interest in each;

D.            On December 24, 2019, Fang and Next Decade and Media Partner, entered into a Sale and Purchase Agreement (“SPA”). That agreement gave Fang the option to buy up to 15 million aggregate CIH Class A shares and CIH Class B shares from Next Decade and Media Partner within the next twelve months at a fixed price of $5.99 per share;

E.            On December 27, 2019, Fang exercised part of its option under the SPA and purchased 5,000,000 CIH shares from Next Decade and Media Partner at $5.99 per share for a total price of $29.95 million. CIH’s NASDAQ closing price of December 26, 2019 was $3.09 per CIH ADS;

F.            On June 23, 2020, Fang again exercised part of its option under the SPA and purchased additional 8,549,249 CIH shares from Next Decade and Media Partner, for a total price of $51.21 million. CIH’s NASDAQ closing price of June 22, 2019 was $3.10 per CIH ADS;

G.            On every consecutive open NASDAQ trading day between May 29, 2020 and June 23, 2020, except for June 12, Fang purchased various amounts of CIH ADS on the NASDAQ exchange resulting in the total acquisition of 1,872,836 CIH ADS. CIH’s NASDAQ closing price on May 28, 2020 before Fang’s series of open market purchases was $1.18 per CIH ADS;

H.            On May 3, 2021, Fang filed a SEC Form 12b-25, signed by Mo, that indicated that Fang would not timely file its Form 20-F annual report for the year ending December 31, 2020. Fang failed to timely file its Form 20-F within the prescribed 12b-25 grace period;

I.             On November 17, 2021, Fang announced that it had received notice from NYSE Regulation indicating that NYSE’s Listings Operations Committee agreed to an additional trading period through April 25, 2022 for Fang to complete and file its fiscal year 2020 Form 20- F;

J.             On February 28, 2022, Dai replaced Mo as Fang’s Executive Chairman;

K.            On April 25, 2022, Fang, in a public filing signed by Mo, announced that it had received notice from NYSE Regulation indicating that NYSE’s Listings Operations Committee had agreed to provide Fang with an additional trading period through May 17, 2022;

L.             Fang failed to file its Form 20-F for the year ended December 31, 2020 by the May 17, 2022 filing deadline. As a result, the NYSE suspended trading of Fang’s ADS on the NYSE on May 18, 2022, and then delisted Fang from the NYSE change exchange on June 2, 2022. Between May 3, 2021 and June 2, 2022, Fang’s ADS share price fell from $11.61 to $1.90;

M.           In between May 3, 2021, when Fang first indicated that it would not be timely filing its annual report and its June 2, 2022 delisting, Fang did not make any of its required public financial disclosures;

N.            In between May 3, 2021, when Fang first indicated that it would not be timely filing its annual report and its June 2, 2022 delisting, Mo, through ACE, acquired 22,281,344 Fang Class A common shares along with 11,669,921 CIH Class A common shares;

O.            In between May 3, 2021, when Fang first indicated that it would not be timely filing its annual report and its June 2, 2022 delisting, Dai, through True Knight, purchased 8,801,142 CIH Class A common shares;

P.            Collectively, between May 3, 2021 and June 2, 2022, Mo and Dai, through Ace and True Knight respectively, acquired 20,471,063 million CIH Class A common shares;

Q.            On August 23, 2022, Mo and Dai initiated a take-private transaction of CIH that was ultimately consummated in a short-form merger on April 17, 2023. Through the take private and merger, CIH became a wholly owned subsidiary of CIH Holdings Limited. As part of that transaction, pre-existing CIH shares, including those held by ACE, True Knight, and other take-private participants, were cancelled and ceased to exist on a share for share basis. ACE and True Knight now hold 20,471,063 shares of CIH Holdings Limited.

WHEREAS,

R.            On May 29, 2023, Plaintiff (along with former plaintiff Lorelei NCC Inc.)1, commenced this Action by filing a summons and complaint asserting various derivative claims on behalf of Company against the Defendants [NYSCEF No. 1];

S.            On September 28, 2023, the Court entered an Order allowing for correction of the case caption in the May 29, 2023 summons and complaint to properly name Defendants Media Partner and Next Decade making the operative complaint, NYSCEF No. 15 (the “Complaint”) [NYSCEF No. 44];

T.            On October 23, 2023, the Court granted alternative means of service for Mo and Dai, in part through Ace, Next Decade, Media Partner, and True Knight’s then counsel in the Action [NYSCEF No. 59];

U.            On November 30, 2023, Defendants and the Company separately filed three motions to dismiss the Complaint, asserting defenses of personal jurisdiction, forum non conveniens, and statute of limitations, which Plaintiff opposed [NYSCEF Nos. 70, 105, 110, 115, 172, 173];

V.            On January 10, 2024, Defendants filed a motion seeking a stay of all discovery in the Action pursuant to CPLR 3214 and protective order protecting Defendants from any participation in discovery in the Action pending their motions to dismiss, which Plaintiff opposed [NYSCEF Nos. 186, 206];

1 On March 31, 2025, via stipulation between the Parties, Lorelei NCC Inc. withdrew as a plaintiff in this Action. From commencement through March 31, 2025, Lorelei was a plaintiff in the Action and including for purposes of filings that occurred between commencement and its withdrawal.

W.          On May 2, 2024, the Court denied Defendants’ and the Company’s motions and to dismiss in their entireties and denied Defendants’ motion to stay discovery as moot [NYSCEF Nos. 230, 231, 232];

X.            On May 31, 2024, Defendants and Company filed notices of appeal of the Court’s May 2, 2024 Orders on denying their respective motions to dismiss. Defendants nor Company timely perfected their appeals [NYSCEF Nos. 240, 241, 242];

Y.            On July 19, 2024, Defendants and Company respectively filed Answers to the Complaint [NYSCEF Nos. 245, 246, 247];

Z.            On November 7, 2024, Plaintiff filed a motion seeking sanctions with supporting exhibits under CPLR 3126 for Defendants’ failure to satisfy their discovery obligations [NYSCEF No. 252];

AA.        On December 19, 2024, Plaintiff withdrew their November 7, 2025 sanctions motion without prejudice [NYSCEF No. 284];

BB.         On January 13, 2025, Defendant filed a motion to amend their July 19, 2024 Answers to add new affirmative defenses, which Plaintiff opposed [NYSCEF No. 285];

CC.         On February 19, 2025, Plaintiff filed a motion to compel Defendants’ document production with supporting exhibits, which Defendants opposed [NYSCEF Nos. 328, 354];

DD.         On February 19, 2025, Defendant filed a motion to compel disclosure from Plaintiff with supporting exhibits, which Plaintiff opposed [NYSCEF Nos. 334, 363, 366, 381];

EE.          On March 14, 2025, Plaintiff filed a motion seeking sanctions for Defendants’ spoliation of evidence, which Defendants opposed [NYSCEF Nos. 396, 498];

FF.          On March 18, 2025, the Court heard oral argument and granted Plaintiff’s February 19, 2025 motion to compel disclosure, denied Defendants’ February 19, 2025 motion to compel disclosure, denied Defendants’ January 13, 2025 motion to amend their answers, and ordered Plaintiff to submit a proposed order on notice [NYSCEF Nos. 436, 437, 438, 542];

GG.          On March 26 and March 30, 2025, the Parties submitted competing orders on notice to the Court [NYSCEF Nos. 414, 421];

HH.         On April 16, 2025, the Court held a conference concerning the competing orders submitted by the parties and adopted the Plaintiff’s proposed Order with several edits, which the Court entered on April 17, 2025 [NYSCEF No. 436, 437, 438, 542];

II.            On April 29, 2025, Defendants noticed the appeal of the Court’s April 17, 2025 Order denying Defendants’ January 13, 2025 request to amend their Answers [NYSCEF No. 444];

JJ.           On April 30, 2025, Defendants notice the appeal of the Court’s April 17, 2025 Orders granting Plaintiff’s February 19, 2025 motion to compel disclosure and denying Defendants’ February 19, 2025 motion to compel disclosure [NYSCEF Nos. 445, 446];

KK.         On May 22, 2025, Defendants a motion for leave to reargue and renew their opposition to Plaintiff’s February 19, 2025 motion to compel and to reconsider and vacate portions of the Court’s April 17, 2025 Order [NYSCEF No. 448];

LL.          On May 29, 2025, Defendants filed an order to show cause seeking a stay of portions of the April 17, 2025 Order [NYSCEF No. 452];

MM.       On June 6, 2025, Defendants filed a request for an emergency stay of the April 17, 2025 Order with the Appellate Division First Department which the First Department denied on June 9, 2025 [NYSCEF No. 473];

NN.          On June 6 2025, Plaintiff filed an order to show cause with supporting exhibits, seeking sanctions for Defendants’ failure to comply with the April 17, 2025 Order, which Defendants opposed [NYSCEF Nos. 406, 502];

OO.         On June 13, 2025, Defendants withdraw their pending motion for leave to reargue and renew filed on May 22, 2025 [NYSCEF No. 476];

PP.          On September 4, 2025, the Court heard oral argument on Plaintiff’s March and June sanctions motions and Defendants’ order to show cause seeking a stay of portions of the April 17, 2025 Order and granted Plaintiff’s sanctions motions ordering that Defendants’ answers were to be struck from the record and denied Defendants’ request for a stay of portions of the April 17, 2025 Order [NYSCEF No. 543];

QQ.         On September 5, 2025, the Court issued a Decision and Order for the two sanctions motions and the stay request, which granted Plaintiff’s sanctions motions and denied Defendants’ stay request [NYSCEF Nos. 539, 540, 541];

RR.         On September 11, 2025, the Court entered additional Decision and Order for the two sanctions motions, which granted the sanctions motions [NYSCEF Nos. 550, 551];

SS.          On September 29, 2025 the Parties participated in a mediation with Honorable Barry R. Ostrager (former Commercial Division New York Supreme Court Justice) acting as a private mediator. Prior to mediation, the Parties submitted detailed mediation statements setting forth their respective factual and legal arguments. The mediation resulted in a resolution of the Action in principle which resulted in this Stipulation and proposed settlement;

TT.          Plaintiff’s Counsel (as defined herein), state that they conducted an investigation and pursued discovery relating to the claims and the underlying events and transactions alleged in the Action, researched the applicable law with respect to the claims asserted in the Action and the potential defenses thereto (and retained and consulted with foreign law experts on Cayman Islands law and Chinese law), and engaged and consulted with financial experts with respect to potential damages recoverable in the Action. Based on their investigation and prosecution of the Action, Plaintiff and Plaintiff’s Counsel concluded that the terms and conditions of this Stipulation and proposed Settlement (defined below) are fair, reasonable, and adequate to, and in the best interests of, Fang and Fang’s shareholders;

UU.         Defendants deny any fault, liability, wrongdoing, or damages whatsoever in connection with the claims alleged in the Complaint. Each of the Defendants asserts that, at all relevant times, they acted in good faith and in a manner they reasonably believed to be in the best interests of Fang and all of its shareholders. Nevertheless, Defendants have agreed to enter into this Stipulation and the terms of the Settlement proposed herein, without any admission of liability or wrongdoing, to avoid further uncertainty, expense, risk, inconvenience, burden, and the distraction of protracted litigation, and to obtain the releases, orders, and judgment contemplated by this Stipulation and proposed Settlement and to put to rest with finality all claims that have been or could have been asserted against Defendants, as more particularly set forth below;

VV.          Nothing in the Stipulation shall be construed as any admission by Defendants of wrongdoing, fault, liability or damages whatsoever. Nothing in this Stipulation shall be construed as an allocation of fault or liability between and among the Defendants; and

WW.       The Parties recognize that the Action was commenced and prosecuted by Plaintiff in good faith and that the Parties, through experienced counsel, have negotiated all of the terms and conditions of this Stipulation and the proposed Settlement at arm’s length through the assistance of an experienced private mediator.

II.	Settlement Terms

NOW THEREFORE IT IS HEREBY STIPULATED AND AGREED, by the Parties to this Action, through their undersigned attorneys, subject to the approval of the Court and pursuant to New York Business Corporation Law § 626 and other applicable law and the other conditions set forth herein, for good and valuable consideration, the sufficiency of which is hereby acknowledged, that the Action shall be finally and fully settled, compromised, released and dismissed, on the merits and with prejudice, on the terms set forth below:

A.	DEFENITIONS

1.             The following terms used in this Stipulation shall have the meanings specified below:

a.            “Administrator” means Epiq Class Action & Claims Solutions, Inc.

b.            “Business Day” means a day other than a Saturday, Sunday, public or bank holiday in the United States.

c.            “Corporate Governance Changes” means the corporate governance changes Fang will implement as a result of this Settlement set forth in paragraph 4.

d.            “Defendant Releasees” means (i) Defendants and D&O Releasees; (ii) as applicable, their respective current and former past, present, or future family members, spouses, heirs, trusts, trustees, executors, estates, administrators, beneficiaries, distributees, foundations, fiduciaries, partnerships, directors, officers, employees, agents, attorneys, advisors, personal or legal representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, general or limited partners or partnerships, former and current shareholders, joint ventures, limited liability companies, corporations, predecessors, predecessors-in-interest, successors-in-interest, assigns, financial or investment advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, financing sources, lenders, commercial bankers, accountants, associates, and insurers, coinsurers, and re-insurers.

e.            “Depository” or “J.P. Morgan” means JPMorgan Chase Bank, N.A., acting in its capacity as depositary for Fang’s ADS facility pursuant to that certain Amended and Restated Deposit Agreement, dated as of March 18, 2014 (and as amended), by and among Fang, J.P. Morgan, as depositary, and all holders and beneficial owners of ADSs issued thereunder.

f.             “Distribution Costs” means all costs and expenses associated with distributing the Net Monetary Consideration Amount to Fang Minority Shareholders.

g.            “D&O Releasees” means all past, current, and future directors, executives, officers of Fang, and each of their agents, attorneys, advisors, representatives, heirs, successors, and assigns.

h.            “Effective Date” means the first date on which approval of the Settlement by the Court has become Final.

i.             “Fang Releasees” means Fang and all of its current and former directors, officers, employees, agents, attorneys, advisors, representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, limited partners, former and current shareholders, predecessors, successors, assigns and insurers.

j.             “Final” with respect to the judgment approving this Settlement or any other court order means: (i) if no appeal from an order or judgment is taken by any objecting Fang Minority Shareholders, the day of which the time for taking such an appeal expires, or (ii) if any appeal is taken by any objecting Fang Minority Shareholders, the date of which all direct appeals, including petitions for rehearing or re-argument, have been fully disposed of (whether through expiration of time to file, denial of any request for review, affirmance on the merits or otherwise) in a manner that does not result in any material alternation of the order or judgment. Notwithstanding the foregoing, the Court’s ruling or failure to rule on any application for attorneys’ fees or expenses or any modification of the Litigation Fees and Expenses Award shall not preclude any judgment approving the Settlement from becoming Final.

k.            “Final Order and Judgment,” or “Judgment,” means the Final Order and Judgment of the Court, substantially in the form attached hereto as Exhibit C, approving the Settlement and dismissing with prejudice the claims asserted against the Defendants in the Action without costs to any Party (except as provided in this Stipulation).

l.             “Fang Minority Shareholders” means all owners of Fang Class A or Class B common shares, whether they are record holders or beneficial owners as of the Record Date, and all Fang ADS holders, whether they are record holders or beneficial owners as of the Record Date, excluding (i) Defendants (whether held directly by or for the benefit of); (ii) D&O Releasees; (iii) any of Defendants’ and D&O Releasees’ affiliates or family members (collectively, the “Excluded Fang Shareholders”).

m.            “Litigation Fee and Expenses Award” means any amount of attorneys’ fees and expense reimbursement awarded by the Court upon an application by Plaintiff’s Counsel, as described in paragraph 19 of this Stipulation.

n.            “Net Monetary Distribution” means the Monetary Consideration (defined below) less Settlement Fund Expenses.

o.            “Notice” means the Notice to Fang shareholders (and ADS holders) of the Proposed Settlement of Derivative Action, Settlement Hearing and Right to Appear, substantially in the form attached hereto as Exhibit B.

p.            “Notice Costs” means all costs and expenses associated with providing Notice to Fang shareholders, excluding the cost of Plaintiff’s Counsel for preparing such notice and obtaining Court approval of its form.

q.            “Plaintiff’s Counsel” means Reid, Collins & Tsai, LLP.

r.             “Record Date” means the earliest practicable date after the Effective Date consistent with the terms of the Deposit Agreement and/or the requirements of any applicable Over-the-counter Market (“OTC Market”) rule(s), if any or other applicable securities laws and regulations (including, but not limited to, Rule 10b-17 promulgated pursuant to the Securities Exchange Act of 1934). Once the specific date of the Record Date is determined, Company shall file a Form 6-K to publicly announce that date.

s.            “Register” means Fang’s register of members in accordance with Cayman Islands law.

t.             “Released Claims” means all Released Defendants’ Claims and all Released Plaintiff’s Claims.

u.            “Released Defendants’ Claims” means any claims, causes of action, rights or remedies, including Unknown Claims, that have been or could have been asserted in the Action or in any forum by Defendants or any of them or their respective successors and assigns against Plaintiff, Plaintiff’s Counsel, Fang and each of their respective predecessors, successors, affiliates, heirs, agents, executors, administrators and assigns, and any persons they represent, known or unknown, relating to the investigation, initiation, prosecution, defense, and/or resolution of the Action; provided, however, that such release shall not waive or release any claims, rights or remedies that Defendants may have with respect to obligations pursuant to the terms of the Stipulation or with respect to obligations or rights pursuant to any other agreement or undertaking between or among Defendants in connection with the Settlement. “Released Defendants’ Claims” shall not include claims to enforce the terms of the Settlement or any claims to recover compensation related to the Settlement.

v.            “Released Plaintiff’s Claims” means any and all claims, causes of action, rights or remedies, including Unknown Claims, by Plaintiff or Fang, or by Plaintiff’s shareholders, officers, directors, employees and their respective parents, subsidiaries and other affiliates, on their own behalf and on behalf of each of their respective predecessors, successors, heirs, agents, executors, administrators and assigns, and any person they represent, and on behalf of Fang, against the Defendant Releasees based upon, arising out of, or in any way relating to any of the facts, acts, inactions, omissions, deliberations, deliberations, discussions, decisions, votes, disclosures, non-disclosures, transactions, events, occurrences, or any other conduct of any kind, that were or could have been alleged in the Action, that occurred from the beginning of time through the Effective Date, “Released Plaintiff’s Claims” shall not include claims to enforce the terms of the Settlement.

w.           "Scheduling Order” means the Scheduling Order attached hereto as Exhibit A.

x.            “Scheduling Order Date” means the date on which the Court enters the signed Scheduling Order.

y.            “Settlement” means the settlement set forth in this Stipulation.

z.             Settlement Account” means an account set up to set up to receive and distributed the Monetary Consideration (defined below) that will be under the control of the Administrator subject to the terms of this Stipulation.

aa.          “Settlement Fund Expenses” means: (i) any taxes payable on any income generated by the Settlement Account; (ii) Notice Costs, Distribution Costs, and administration expenses; (iii) any Litigation Fee and Expenses Award; (iv) any other fees and expenses awarded by the Court; and (v) any Administrator fees associated with the Settlement.

bb.          "Settlement Hearing” means the hearing to be held by the Court to determine whether the proposed Settlement shall be approved as fair, reasonable and adequate, whether all Released Claims should be dismissed with prejudice, whether the Judgment should be entered in all material respects to the form attached hereto as Exhibit C, and whether and in what amount any Fee Award and Expenses Award should be paid to Plaintiff’s Counsel out of the Settlement Amount.

cc.          “Settlement Hearing Date” means the date on which the Court holds the Settlement Hearing.

dd.          “Stipulation Date” means the execution date of this Stipulation.

ee.          “Unknown Claims” means any and all Released Claims that a person granting or deemed to have granted a Release hereunder does not know or suspect exist in his, her or its favor at the Stipulation Date or the Effective Date, including without limitation those which, if known, might have affected the decision to enter into this Stipulation and proposed settlement. With respect to any and all Released Claims, any person granting a Release or deemed to grant a Release hereunder shall be deemed to have waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States or other jurisdiction, or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

The Parties acknowledge that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of all Parties to completely, fully, finally and forever settle and extinguish any and all Released Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. The Parties acknowledge that the inclusion of “Unknown Claims” in the definition of “Released Claims” and the release of Unknown Claims was separately bargained for and was a key element of the Settlement and was relied upon by the Parties in entering into this Stipulation.

B.	SETTLEMENT CONSIDERATION AND SCOPE OF SETTLEMENT

2.             Within sixty (60) days of the Stipulation Date, or by December 24, 2025, Defendants will pay $20,000,000 USD (twenty million U.S. dollars), and within ninety days of the Stipulation Date, or by January 26, 2026, Defendants will pay another $10,000,000 USD (ten million U.S. dollars) (collectively, the “Monetary Consideration”) into the Settlement Account held in trust under the control of the Administrator, subject to the terms of his Stipulation, to create the common settlement fund (the “Settlement Account”) from which disbursements shall be made, subject to Court approval, under the direction of the Administrator. To the extent that either Monetary Consideration payment is not made in full by the applicable respective deadline, a 1% per month penalty will apply to the unpaid portion. The Parties shall cooperate in good faith with respect to the establishment of the Settlement Account. Plaintiff’s Counsel shall retain the Administrator to, subject to the jurisdiction, supervision, direction, and approval of the Court, oversee the administration and distribution of the Net Monetary Distribution from the Settlement Account and shall have all necessary authority, without any further action of any Party, to direct disbursements out of the Settlement Account solely in accordance with this Stipulation and/or Final Order and Judgment. Defendants and Defendants’ counsel shall have the right to inspect the books and records of the Settlement Account. For the avoidance of doubt, Fang shall not directly contribute to the Monetary Consideration or directly make any payment of funds into the Settlement Account. The Parties understand and agree, however, that Defendants, in order to help fund the payment of the Monetary Consideration, may: (a) dispose of certain of their interests in Fang shares and/or ADSs and/or (b) participate in a dividend payout from Fang, following an asset disposition, solely to the extent that Fang makes the dividend payout to all shareholders and ADS holders on a pro rata basis.

3.             As soon as practical after the Effective Date, but no later than twenty (20) days of the Effective Date, Defendants shall deliver 20,471,063 shares of CIH Holdings Limited (the “CIH Consideration”) to Fang. Confirmation of the delivery of the CIH Consideration will be provided: (a) by Fang within four (4) Business Days of the delivery by making a public filing evidencing the transfer of the 20,471,063 shares from Defendants to Fang and; (b) by Defendants providing Plaintiff’s Counsel with satisfactory evidence of the transfer of the CIH Consideration to Fang on CIH Holdings Limited’s Cayman Islands Company share registry. Defendants represent and warrant that CIH Holdings Limited currently, and at the time the CIH Consideration is transferred to Fang, owns and will own 100% of the outstanding equity in CIH, and will provide satisfactory proof thereof to Plaintiff and Plaintiff’s Counsel at the when the CIH Consideration is delivered to Fang.

4.             Fang shall implement the following Corporate Governance Changes that will remain in effect for a minimum of five (5) years following the Effective Date:

a.	Appoint a new fully independent outside director.

b.	Appoint a Special Committee including at least one fully independent outside director for any related party or insider party transactions.

5.             The Settlement Account shall be the sole source of payment of any and all Settlement Fund Expenses and any settlement payments to Fang Minority Shareholders as provided herein.

6.             The Administrator shall, as soon as practicable after the Record Date and after any Fang Minority Shareholder has had the opportunity to provide notice of any discrepancies or errors to the Company and the Administrator, pursuant to paragraph 27 below, distribute the Net Monetary Distribution on a pro rata basis to Fang Minority Shareholders as determined as of the Record Date in accordance with paragraphs 7 and 8 below. No later than ten (10) Business Days after the Record Date, Fang or its transfer agent will provide the Administrator (and/or Plaintiff’s counsel) a list of record Fang Minority Shareholders according to the Register as of the Record Date.

7.             The Net Monetary Distribution payable to Fang Minority Shareholders who are Fang ADS holders as of the Record Date shall be transferred by the Administrator to the Depositary for further disbursement in accordance with Fang’s existing deposit agreement with the Depositary.2 Fang shall cooperate with the Depositary, as necessary, to ensure that funds distributable to ADS holders are distributed as promptly as practicable thereafter. Fang, Defendants, D&O Releasees and the Excluded Fang Shareholders, and the Administrator shall inform and instruct the Depositary that Monetary Consideration being paid to Fang Minority Shareholders shall only be made to the Fang Minority Shareholders. In order to facilitate the exclusion of Defendants, D&O Releasees and Excluded Fang Shareholders from the Net Monetary Distribution, each Defendant, D&O Releasee and Excluded Fang Shareholder shall, prior to the Record Date either: (1)move its Fang ADSs (or cause its bank, broker, or other nominee to move its Fang ADSs) into a “Direct Registration” position in his, her, or its name on the register of Fang ADSs maintained by the Depositary and provide written confirmation thereof to Fang and the Depositary, with upon request by the Depositary (or DTCC to the extent used), a reasonable and customary indemnification letter in favor of the Depositary/DTCC; or (2) exchange its Fang ADSs for common shares of Fang registered on Fang’s Registry in his, her, or its name.

8.             The Net Monetary Distribution payable to Fang Minority Shareholders who are record shareholders of Fang Class A or B common shares as of the Record Date shall be paid directly by the Administrator or through third-party payment entities, as directed by the Administrator, from the Settlement Account. Defendants, D&O Releasees and Excluded Fang Shareholders who are record shareholders as of the Record Date, shall not be entitled to participate in or receive any portion of the Monetary Consideration, including the Net Monetary Distribution. Fang’s Register as of the Record Date shall control the Administrator’s disbursement of the Net Monetary Distribution payable to Fang Minority Shareholders (subject to the terms of this Stipulation) except to the extent that any record shareholder provides written notice of any discrepancies or errors to Fang and the Administrator within thirty (30) days of the Notice. If such Fang Minority Shareholder disputes the number of Class A or Class B common shares held by it as reflected in the Register, the Administrator shall disburse to that Fang Minority Shareholder its portion of the Net Monetary Distribution that is undisputed (if any) and hold the remainder until such time that the record shareholder’s challenge to the Register is resolved under applicable law. The Administrator shall pay or direct the payment of each of the record shareholders as of the Record Date, excluding the Defendants, D&O Releasees and Excluded Fang Shareholders, such record shareholder’s pro rata portion of the Net Monetary Distribution.

2 In the event such distribution through J.P. Morgan is impracticable, distributions shall be made through the Depository Trust Clearinghouse & Company (“DTCC”).

9.             Regardless of any interest that Defendants, D&O Releasees and the Excluded Fang Shareholders hold in Fang, whether through ADSs, ordinary Class A or Class B shares, or otherwise, Defendants, D&O Releasees and the Excluded Fang Shareholders shall not be entitled to participate in or receive any portion of the Monetary Consideration, including of the Net Monetary Distribution. If any Defendant, D&O Releasee or Excluded Fang Shareholders receives any payment from the Settlement Account such Defendant, D&O Releasee or Excluded Fang Shareholder shall, upon learning of the receipt of any such payment, promptly return such payment to the Administrator for deposit in the Settlement Account. Defendants represent and warranty that: (a) as of the Stipulation Date, Defendants collectively own 49,257,765 shares (combination of Class A or B common stock and ADS), representing a 54.51% economic interest in Fang3; (b) Defendants, D&O Releasees and Excluded Fang Shareholders shall not participate in any distribution of the funds out of the Settlement Account; and (c) Defendants, D&O Releasees and Excluded Fang Shareholders will promptly return any funds received in error.

3 These two numbers are subject to change because of Defendants’ potential disposition of their Fang share and/or ADSs holdings to fund the Monetary Consideration.

10.           Within four (4) Business Days of the Stipulation Date, Fang shall file a Form 6-K with the Securities and Exchange Commission, attaching this Stipulation and its exhibits. Subject to approval of the Court, the Administrator will mail the Notice to each shareholder of Fang identified in the Register as of the Stipulation Date at the last known address appearing in the stock transfer records maintained by or on behalf of Fang (such as by its transfer agent) and to each Fang ADS holder. As soon as practicable but no later than five (5) Business Days after the Stipulation Date, Fang and/or its transfer agent shall provide to the Administrator: (a) the Register; and (b) a list of the names, addresses, and holdings of ADSs of registered ADS and restricted ADS holders from the Depositary, both as of the Stipulation Date, it being understood by the Parties that Fang may first need to request such a list from the Depositary and/or transfer agent. Within fourteen (14) days of the Scheduling Order Date, the Administrator will mail the Notice to Fang shareholder listed in the Register and to Fang ADS holders identified on the list provided by Fang and/or its transfer agent. Within three (3) Business Days of the Scheduling Order Date: (a) a copy of the Notice shall be posted on Plaintiff’s Counsel website (and maintained through the Effective Date) and at on settlement website maintained by the Administrator and (b) Fang will file a Form 6-K with the Securities and Exchange Commission, attaching a copy of the Notice in the form approved by the Court as an exhibit thereto.

11.           Except for the posting of the Notice on the websites of Plaintiff’s Counsel and any costs associated with any From 6-K filings, any and all costs and expenses related to providing Notice (including the Notice Costs) shall be paid from the Settlement Account; provided, that, as discussed below, the Notice Costs will not be reimbursed to Defendants in the event the Settlement is cancelled and terminated.

12.           Pursuant to the Final Order and Judgment, upon the Effective Date, the Action shall be dismissed with prejudice, with each Party to bear its own costs and expenses, except as otherwise expressly provided in this Stipulation.

13.           The Judgment shall dismiss with prejudice the Complaint and shall bar in the future as a matter of res judicata and collateral estoppel any claims or causes of action or legal issues that are based upon or relate to, directly or indirectly, this Action or the Released Claims.

14.           Upon the date that Fang and Defendants provide proof of delivery of the CIH Consideration in accordance with paragraph 3 above (the “CIH Consideration Payment Date”):

a.            The Released Plaintiff’s Claims against the Defendant Releasees shall be deemed to have, and by operation of law and the Judgment and without any further action been released, relinquished and forever discharged. Plaintiff and Fang on behalf of themselves and their respective heirs, executors, administrators, predecessors, successors, and assigns shall forever be barred and enjoined from commencing, instituting or prosecuting the Defendant Releasees for any of the Released Plaintiff’s Claims.

b.            The Released Plaintiff’s Claims against the Fang Releasees shall be deemed to have, and by operation of law and the Judgment and without any further action been released, relinquished and forever discharged. Plaintiff and Fang on behalf of themselves and their respective heirs, executors, administrators, predecessors, successors, and assigns shall forever be barred and enjoined from commencing, instituting or prosecuting the Fang Releasees for any of the Released Plaintiff’s Claims.

c.            Plaintiff on behalf of itself and its respective heirs, executors, administrators, predecessors, successors, and assigns shall forever be barred or enjoined from commencing or pursuing any legal actions against Fang or CIH Holdings Limited arising out of or related to transactions, known or unknown, that occurred prior to the Effective Date.

15.           Upon the Effective Date, Defendants on behalf of themselves and their respective heirs, executors, administrators, predecessors, successors, and assigns shall be deemed to have, and by operation of law and the Judgment and without any further action shall actually have, released, relinquished and forever discharged all Released Defendants’ Claims against Plaintiff, Plaintiff’s affiliates, Plaintiff’s Counsel, and Company. Defendants and their respective heirs, executors, administrators, predecessors, successors, and assigns shall forever be barred and enjoined from commencing, instituting or prosecuting Plaintiff, Plaintiff’s affiliates, Plaintiff’s Counsel, or Company for any of the Released Defendants’ Claims.

16.           Defendants request, and Plaintiff does not oppose, that the Court include a release in the Judgment such that any Fang Minority Shareholder who receives and accepts a distribution from the Settlement Account pursuant to the Settlement shall also be deemed to have received actual or constructive Notice of the proposed settlement, and consented to the jurisdiction of New York State and venue of New York State Supreme Court, and thereupon have fully, finally, and forever released, settled, and discharged (the “Requested Fang Minority Shareholder Release”) any and all claims, causes of action, rights or remedies, including Unknown Claims, by the Fang Minority Shareholder itself and/or on behalf of other Fang Minority Shareholders and/or on behalf of Fang, based upon, arising out of, or in any way relating to any of the facts, acts, inactions, omissions, deliberations, discussions, decisions, votes, transactions, disclosures, non-disclosures, events, occurrences, or any other conduct of any kind, that occurred prior to the Effective Date against the Defendant Releasees (“Fang Minority Shareholder Claims”). The Court shall decide whether the Requested Fang Minority Shareholder Release will be included in the Judgment. The Court’s inclusion of the Requested Fang Minority Shareholder Release shall not be a condition of the Stipulation or entry of the Judgment.

C.	SUBMISSION OF THE SETTLEMENT TO THE COURT

17.           Within three (3) Business Days of the Stipulation Date, Plaintiff and Defendants shall jointly apply to the Court for entry of the Scheduling Order substantially in the form attached hereto as Exhibit A, providing for, among other things: (i) the mailing of the Notice substantially in the form attached hereto as Exhibit B to the Fang Minority Shareholders pursuant to this Stipulation; (ii) the scheduling of the a Settlement Hearing; and (iii) any filings with the Court in connection with the Settlement Hearing

18.           At the Settlement Hearing, the Parties shall jointly request that the Court enter the Judgment identical in all material respects to the form attached hereto as Exhibit C.

D.	ATTORNEYS’ FEES AND EXPENSES

19.           No later than twenty-five (25) Business Days prior to the Settlement Hearing Date, Plaintiff’s Counsel intends to petition the Court for a reasonable award of fees and reimbursement of expenses incurred in the Action (the “Fee Application”) and reply papers, if any, shall be filed and served no later than five (5) Business Days prior to the Settlement Hearing. Defendants and Company agree not to take any position on the Fee Application. The Litigation Fee and Expenses Award shall be paid from the Monetary Consideration deposited into the Settlement Account and shall reduce the settlement consideration paid to the Fang Minority Shareholders accordingly. The Litigation Fee and Expenses Award shall be paid by the Administrator by wire transfer to Plaintiff’s Counsel from the Settlement Account. Payment shall be made within five (5) Business Days of the Court’s entry of any order awarding Plaintiff’s Counsel attorney’s fees and expenses, and notwithstanding the existence of any timely filed objections thereto, or any potential appeal therefrom, or any collateral attack on the Settlement or any part thereof. Plaintiff and Plaintiff’s Counsel acknowledge and agree that any payment of the Litigation Fee and Expenses Award is subject to the obligation of Plaintiff’s Counsel to make full refund of the Litigation Fee and Expenses Award if the Settlement is terminated for any reason and to refund the portion of any such payment as to which, as a result of any appeal or further proceedings on remand or successful collateral attack or for any other reason, the amount of fees or expenses is reduced or reversed and such order reducing or reversing the award has become final and no longer subject to appeal. The effectiveness of the Settlement, the Released Claims, and the Parties’ obligations under the Settlement (except with respect to the payment of Litigation Fee and Expenses Award), shall not be conditioned on the resolution of, nor any ruling regarding, any fee and expense award. Other than payment of the Monetary Consideration into the Settlement Account, Defendants shall have no obligation to otherwise contribute any funds that may be used to pay any fees or expenses of Plaintiff’s Counsel.

E.	STAY PENDING COURT APPROVAL

20.           The Parties agree to request that the Court stay the proceedings in the Action in the Scheduling Order, and not to initiate any other proceedings in the Action other than those relating to the Settlement.

F.	TERMINATION

21.           This Stipulation may only be terminated as set forth in paragraph 22 to the extent that: (i) the Court denies the Parties’ request to enter Judgment in substantially the form annexed as Exhibit C; or (ii) the Administrator does not receive timely payment of the Monetary Consideration in full from the Defendants in accordance with this Stipulation, provided, however, that only Plaintiff may terminate the Stipulation pursuant to this clause subsection (ii).

22.           Upon the occurrences or non-occurrences of the matters set forth in the preceding paragraph, as the case may be, any Party shall have the right to terminate the Settlement by email notice to the other Parties via their undersigned counsel at the email addresses provided given within ten (10) days.

23.           If the Settlement is terminated in accordance with this Section, or the Judgement is overturned on appeal, then with respect to the Monetary Consideration: (i) first, any and all costs and expenses associated with providing administrating the Settlement and providing notice of the Settlement to Fang Minority Shareholders (actually incurred prior to that time) will be paid out of the Monetary Consideration; and (ii) second, the remaining portion of the Monetary Consideration after costs and expenses mentioned in (i), will be returned to Defendants.

24.           If the Settlement is terminated in accordance with this paragraph 22 subsection 2 (i) of this Section, or the Judgment is overturned on appeal, then the stay of this Action will be lifted, and the Parties agree to schedule a damages inquest hearing as soon as reasonably practicable.

G.	ADMINISTRATION AND DISTRIBUTION OF THE NET MONETARY DISTRIBUTION

25.           The Net Monetary Distribution shall be deemed to be in the custody of the Court and will remain subject to the jurisdiction of the Court until such time as it is distributed or returned pursuant to the terms of this Stipulation and/or further order of the Court.

26.           Prior to the Effective Date, Plaintiff’s Counsel or the Administrator may pay from the Monetary Distribution, without further approval from Defendants or further order of the Court, all Notice Costs and Distribution Costs actually and reasonably incurred.

27.           The Net Monetary Consideration Distribution will be allocated and disbursed by the Administrator to Fang Minority Shareholders on a per-share basis or per-ADS basis, as the case may be, based on the number of shares of Fang Class A or B common stock or ADSs owned or beneficially owned by such Fang Minority Shareholder shareholders as of the Record Date.

28.           All proceedings with respect to the administration, processing and determination with respect to Settlement including but not limited to: (i) the monetary distribution to the Fang Minority Shareholders; (ii) CIH Consideration to Fang; (iii) and the determination of all controversies relating thereto shall be subject to the jurisdiction of the Court.

29.           If, following the distribution of the Net Monetary Distribution pursuant to this Stipulation, any Net Monetary Distribution funds remain (whether by reason of the inability to locate shareholders, uncashed checks, or otherwise), the Administrator shall make reasonable and diligent efforts to locate and provide appropriate pro rata recoveries to Fang Minority Shareholders who are entitled to participate in the distribution of the Net Monetary Distribution. Thereafter, the Administrator shall retain in the Settlement Account any remaining funds for a period of ten (10) years unless otherwise directed by the Court to release funds sooner. Upon the expiration of the ten (10) year period or further order from the Court, the Administrator shall disburse, in an equitable and economic manner any funds then remaining in the Settlement Account to Fang Minority Shareholders who were entitled to participate in the distribution of the Net Monetary Distribution. Any portion of the Net Monetary Distribution still not, by that point, distributed or re-distributed to Fang Minority Shareholders shall be paid to Fang.

H.	MISCELLANEOUS PROVISIONS

30.           All of the exhibits referred to herein shall be incorporated by reference as though fully set forth herein.

31.           This Stipulation may be amended or modified only by a written instrument signed by counsel for all Parties or such counsel’s successors.

32.           The Parties represent and agree that the terms of the Settlement were negotiated at arm’s length and in good faith by the Parties and reflect a settlement that was reached voluntarily based upon adequate information and sufficient discovery and after consultation with experienced legal counsel.

33.           Each Defendant denies any and all allegations of wrongdoing, fault, liability or damage in the Action. The Parties covenant and agree that neither this Stipulation, nor the fact or any terms of the Settlement, is evidence, or an admission or concession by any of the Parties, of any fault, liability, or wrongdoing whatsoever, as to any facts or claims alleged or asserted in the Action or any other actions or proceedings. This Stipulation is not a finding or evidence of the validity or invalidity of any claims or defenses in the Action or any wrongdoing by damages or injury to any of the Parties. Neither this Stipulation, nor any of the terms and provisions of this Stipulation, nor any of the negotiations or proceedings in connection therewith, nor any of the documents or statements referred to herein or therein, nor the Settlement, nor the fact of the Settlement, nor the settlement proceedings, nor any statements in connection therewith, nor any valuations of the CIH Consideration presented by Plaintiff’s Counsel in its Fee Application, Defendants’ lack of opposition thereto, and the Court’s approval of any Litigation Fee and Expenses Award (i) shall be argued to be, used or construed as, offered or received in evidence as, or otherwise constitute an admission, concession, presumption, proof, evidence, or a finding of any liability, fault, wrongdoing, injury or damages, or of any wrongful conduct, acts or omissions on the part of any of the Parties, or of any infirmity of any defense, or of any damage to Plaintiff or Fang or Fang Minority Shareholders, or valuation of Fang, CIH, or CIH Holding Limited outside of this Action or for any business, tax, regulatory, financial reporting, transactional, investment, appraisal, fairness opinion purposes, or otherwise be used to create or give rise to any inference or presumption against any of the Parties concerning any fact alleged or that could have been alleged, or any claim asserted or that could have been asserted in the Action, or of any purported liability, fault, or wrongdoing of the Parties or of any injury or damages to any person or entity; or (ii) otherwise be admissible, referred to or used in any proceeding of any nature, for any purpose whatsoever; provided, however, that the Stipulation and/or Judgment may be introduced in any proceeding, whether in the Court or otherwise, as may be necessary to argue that the Stipulation and/or Judgment has res judicata, collateral estoppel, or other issue or claim preclusion effect or otherwise to consummate or enforce the Settlement and/or Judgment. This Section shall survive dismissal of the Action and entry of Judgment and is severable to the extent any portion is held unenforceable.

34.           The waiver by any Party of any breach of this Stipulation by any other Party shall not be deemed a waiver of any other prior or subsequent breach of any provision of this Stipulation by any other Party.

35.           This Stipulation and its exhibits constitute the entire agreement among the Defendants on the one hand and Plaintiff and Company on the other hand, and supersede any prior agreements with respect to the subject matter hereof. No representations, warranties or inducements have been made to or relied upon by any Party concerning this Stipulation or its exhibits, other than the representations, warranties, or inducements expressly set forth in such documents (including, but not limited to, representations and warranties made by Defendants regarding Fang’s minority ownership as of the Stipulation Date and agreement that Defendants, D&O Releasees and Excluded Fang Shareholders will not participate in the Net Monetary Distribution).

36.           This Stipulation may be executed and exchanged in one or more counterparts, and signatures may be exchanged by facsimile and electronic mail. The Stipulation shall be effective upon the execution by undersigned counsel for each Party and the delivery of executed signature pages to all such counsel.

37.           The Parties and their respective undersigned counsel will, in good faith, use commercially reasonable efforts to obtain all necessary approvals of the Court required by this Stipulation (including, but not limited to, using commercially reasonable efforts to resolve any objections raised to the Settlement); provided, however, that nothing in this Stipulation shall impose an obligation on any Party to agree to alter or modify any terms of this Stipulation.

38.           All notices and other communications required or permitted to be given hereunder by any Party to another Party shall be effective if sent by email to each Party’s undersigned counsel at the email addresses provided below.

39.           The Parties will cooperate fully in: (i) seeking and obtaining Court approval of the Settlement; and (ii) announcing the proposed Settlement and setting the Record Date.

40.           Plaintiff represents and warrants that it has continuously, since prior to the commencement of the Action, been a shareholder of Fang and that none of Plaintiff’s claims or causes of action referred to in this Stipulation have been assigned, encumbered, or otherwise transferred in any manner in whole or in part.

41.           Each counsel signing this Stipulation represents and warrants that such counsel has been duly empowered and authorized to sign this Stipulation on behalf of his clients.

42.           This Stipulation shall be binding upon and shall inure to the benefit of the Parties and the Fang Minority Shareholders and the respective legal representatives, heirs, executors, administrators, transferees, successors, and assigns of all such foregoing persons or entities and upon any corporation, partnership, or other entity into or with which any party may merge, consolidate, or reorganize.

43.           This Stipulation, the Settlement, and any and all disputes arising out of or relating in any way to this Stipulation or Settlement, whether in contract, tort or otherwise, shall be subject to the jurisdiction of the state of New York and governed by and construed in accordance with the laws of the State of New York, without regard to conflicts of law principles that would apply the laws of another jurisdiction.

IN WITNESS WHEREOF, the Parties have caused this Stipulation to be executed and delivered by their duly authorized attorneys dated as of October 25, 2025.

[signature pages follow]

REID COLLINS & TSAI LLP	BALANCE LAW FIRM
/s/ Aaron A. Brown	/s/

William T. Reid, IV

Yonah Jaffe

Aaron A. Brown

420 Lexington Avenue, Suite 2515

New York, New York 10170

T: 212-344-5200

F: 212-344-5299

wreid@reidcollins.com

yjaffe@reidcollins.com

abrown@reidcollins.com

Nathaniel J. Palmer*

Michael Yoder*

Seth Roye*

1301 S. Capital of Texas Hwy, C-300

Austin, Texas 78746

T: 512-647-6100

F: 512-647-6129

npalmer@reidcollins.com

myoder@reidcollins.com

sroye@reidcollins.com

* admitted pro hac vice

Counsel for Plaintiff

Oasis Investments II Master Fund Ltd.

Beixiao Robert Liu, Esq.

Stephen Hudspeth, Esq.

One World Trade Center, Suite 8500

New York, NY 10007

(212) 741-8080
(631) 490-4465 fax

robert.liu@balancelawfirm.com

stephen.hudspeth@balancelawfirm.com

Counsel for Defendants Vincent Tianquan Mo, Richard Jiangong Dai, Media Partner Technology Limited, Next Decade Investments Limited, True Knight Limited, and ACE Smart Investment Limited, and Nominal Defendant Fang Holdings Limited

EXHIBIT A

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
X

Oasis Investments II Master Fund Ltd., derivatively on behalf of nominal defendant FANG HOLDINGS LIMITED,

Plaintiff,		Index No.: 652607/2023

-against-

VINCENT TIANQUAN MO, RICHARD JIANGONG DAI, ACE Smart Investments Limited, Next Decade INVESTMENTS LIMITED, Media Partner TECHNOLOGY Limited, and True Knight Limited,		SCHEDULING ORDER
Defendants.
X

WHEREAS, on October 25, 2025, a Stipulation of Settlement (the “Stipulation”) was entered into between and among the parties to the above-captioned action (the “Action”), by and through their respective counsel, namely: (i) Plaintiff Oasis Investment II Master Fund Ltd. (“Oasis” or “Plaintiff”), on behalf of itself as well as derivatively in the right of and for the benefit of nominal defendant Fang Holdings Limited (the “Fang” or “Company”) and (ii) Defendants Vincent Tianquan Mo (“Mo”), Richard Jiangong Dai (“Dai”), ACE Smart Investments Limited (“Ace”), Next Decade Investments Limited (“Next Decade”), Media Partner Technology Limited (“Media Partner”), and True Knight Limited (“True Knight”) (together, “Defendants”).

WHEREAS, Plaintiff on behalf of itself as well as derivatively in the right of and for the benefit of nominal defendant Fang and Defendants (collectively, along with the Company, the “Parties”), have determined to settle all claims asserted against Defendants in the Action with prejudice on the terms and conditions set forth in the Stipulation; and

WHEREAS, the Court having read and considered the Stipulation, and the exhibits attached thereto, and all Parties having consented to the entry of this Order.

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NOW THEREFORE, IT IS HEREBY ORDERED, this 28 day of October, 2025, as follows:

1.            Definitions: Unless otherwise defined herein, the capitalized terms used herein shall have the same meanings as they have in the Stipulation.

2.            Settlement Hearing: The Court will hold the Settlement Hearing on February 5, 2026, at 2pm, (“Settlement Hearing Date”) at the Supreme Court of the State of New York, New York County, for the following purposes: (a) to determine whether Plaintiff and Plaintiff’s Counsel have adequately represented the interests of Fang and Fang Minority Shareholders; (b) to determine whether the proposed Settlement on the terms and conditions provided for in the Stipulation is fair, reasonable and adequate to Plaintiff, Fang, and Fang Minority Shareholders, and should be approved by the Court; (c) to determine whether all Released Claims should be dismissed with prejudice; (d) to determine whether a Final Order and Judgment substantially in the form attached as Exhibit C to the Stipulation should be entered dismissing the Action with prejudice; (e) to determine whether the application to be filed by Plaintiff’s Counsel for an award of attorney’s fees and reimbursement of litigation expenses should be approved and if so in what amount; (f) to hear and consider any objections to the Settlement and/or Plaintiff’s Counsel’s application for an award of attorney’s fees and expenses; (g) to consider the Requested Fang Minority Shareholder Release and to hear any objections thereto (if any); and (h) to consider any other matters that may properly be brought before the Court in connection with the Settlement. Notice of the terms of the Stipulation and the Settlement Hearing shall be given to Fang Minority Shareholders as set forth in paragraph 6 of this Order.

3.            The Court reserves the right to hold the Settlement Hearing in person at or to hold a virtual hearing online, as the Court deems appropriate in its discretion. The Court may also adjourn the Settlement Hearing and related deadlines without further notice to Fang Minority Shareholders and reserves the right to approve the Settlement including, if appropriate, with any such modifications as the Parties may agree to, without further notice to Fang Minority Shareholders.

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4.            Settlement Funding: In accordance with the terms of the Stipulation, Defendants shall pay the Monetary Consideration into the Settlement Account, in full, by January 26, 2026, and shall incur a 1% per month penalty to any portion of the Monetary Consideration that has not been paid by that date. If Defendants have not paid the full amount of the Monetary Consideration into the Settlement Account by the Settlement Hearing Date set forth above in paragraph 2, the Settlement Hearing shall be adjourned to a later date and time.

5.            Appointment of Administrator: The Court approves the appointment of Epiq Class Action & Claims Solutions, Inc. as the settlement administrator (the “Administrator”).

6.            Manner of Giving Notice: Notice of the terms of the Stipulation shall be given as follows:

(a)            Within four (4) business days of the Stipulation Date, Fang shall have filed a Form 6-K with the Securities and Exchange Commission attaching the Stipulation and its exhibits as exhibits thereto;

(b)            Within fourteen (14) days of the date the Court signs and enters this Scheduling Order (the “Scheduling Order Date”), the Administrator shall mail the Notice by First-Class Mail, postage prepaid, to: (1) each Fang Minority Shareholder at the last known address appearing in the stock transfer records maintained by or on behalf of Fang as of the close of business on the Stipulation Date, and (2) each ADS holder identified in the records of the Depositary as of the Stipulation Date;

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(c)            Within three (3) Business Days of the Scheduling Order Date, Fang shall file a Form 6-K, including the Notice in the form approved by the Court as an exhibit thereto, with the Securities and Exchange Commission;

(d)            Plaintiffs’ Counsel shall post a copy of the Notice on its firm website no later than three (3) Business Days after the Scheduling Order Date, and on a settlement website maintained by the Administrator and such copy shall remain posted on such website through the Effective Date of the Settlement; and

(e)            Not later than fifteen (15) calendar days prior to the Settlement Hearing Date, (i) Plaintiff’s Counsel will file with the Court proof, by affidavit or declaration of the Administrator, of compliance with paragraph 6(b) above; (ii) Fang shall file with the Court proof, by affidavit or declaration, of compliance with paragraphs 6(a) and (c) above; and (ii) Plaintiff’s Counsel shall serve on Defendants’ counsel, and file with the Court proof, by affidavit or declaration, of compliance with paragraph 6(d) above.

7.            Approval of Form and Content of Notice: The Court (a) approves, as to form and content, the Notice attached to the Stipulation as Exhibit B, and (b) finds that the publication of the Notice in the manner and form set forth in paragraph 6 of this Order: (i) constitutes notice that is reasonably calculated, under the circumstances, to apprise Fang Minority Shareholders of the pendency of the Action, of the effect of the proposed Settlement (including the Releases to be provided thereunder), of Plaintiff’s Counsel’s application for an award an attorneys’ fees and reimbursement of litigation expenses, of their right to object to the Settlement and/or Plaintiff’s Counsel’s application for attorney’s fees and litigation expenses, of Requested Fang Minority Shareholder Release, of their right to separately object to the Requested Fang Minority Shareholder Release , and of their right to appear at the Settlement Hearing; (ii) constitutes due, adequate and sufficient notice to all persons and entities entitled to receive notice of the proposed Settlement; and (iii) satisfies the requirements of New York Business Corporation Law § 626, the United States Constitution (including the Due Process Clause), and all other applicable laws and rules. The date and time of the Settlement Hearing shall be included in the Notice before it is published.

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8.            Appearance and Objections at Settlement Hearing: Any person or entity who or which held shares of Fang common stock or ADSs as of the date of this Scheduling Order and continues to hold such shares or ADSs as of the Settlement Hearing Date may enter an appearance in the Action, at his, her or its own expense, individually or through counsel of his, her or its own choice, by filing with the Clerk of the Supreme Court of the State of New York, New York County (either by mail or through counsel and the Court’s electronic filing system), and delivering a notice of appearance to representative counsel for Plaintiff and Defendants, such that it is filed or received no later than ten (10) Business Days prior to the Settlement Hearing Date, or as the Court may otherwise direct.

9.            Any person or entity who or which held shares of Fang common stock or ADSs as of the date of this Scheduling Order and continues to hold such shares or ADSs as of the Settlement Hearing Date may file a written objection to: (a) the proposed Settlement and/or Plaintiff’s Counsel’s application for an award of attorney’s fees and litigation expenses, and appear and provide arguments and/or evidence as to why the proposed Settlement and/or the application for attorney’s fees and litigation expenses should not be approved (or in the case of the application for attorney’s fees and litigation expenses, or should be approved in a different amount); and/or (b) the Requested Fang Minority Shareholder Release; provided, however, that, unless otherwise directed by the Court, no such person or entity shall be heard or entitled to contest either (i) the approval of the terms and conditions of the proposed Settlement and/or the application for attorney’s fees and litigation expenses or (ii) the Requested Fang Minority Shareholder Release unless that person or entity has filed a written objection (or objections) with the Clerk of the Supreme Court of the State of New York, New York County (by mail or through counsel in accordance with the Court’s electronic filing system), and served copies of such objection(s) on the Administrator so such objection(s) is/are filed or received no later than ten (10) Business Days prior to the Settlement Hearing Date. The Administrator is directed to forward copies of such objections to all Parties immediately upon receipt.

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10.          Any objections, filings and other submissions: (a) must state the objector’s name, mailing address, email address, telephone number, and, if represented by an attorney, the name, mailing address, email address, and telephone number of the objector’s attorney; (b) must be signed by the objector; (c) must contain a statement of the objection(s) and the specific reason(s) for the objection(s), including any legal and evidentiary support the objector wishes to bring to the Court’s attention; and (d) must include documentation sufficient to prove that the objector held shares of Fang common stock or ADSs as of the date of the objection and continues (or will continue) to hold such shares or ADSs as of the Settlement Hearing Date. If the objection is sent by mail it must also include the full case name Oasis Investments II Master Fund Ltd., derivatively on behalf of nominal defendant Fang Holdings Limited v. Vincent Tianquan Mo, Richard Jiangong Dai, Ace Smart Investments Limited, Next Decade Investments Limited, Media Partner Technology Limited, and True Knight Limited, Index No. 652607/2023 An objector is not required to attend the Settlement Hearing. However, any objector wishing to be heard orally, either individually or through counsel of their own choice, is required to indicate in their written objection their intention to appear at the Settlement Hearing and to include in their written objection the identity of any witnesses they may call to testify and copies of any exhibits they intend to introduce into evidence at the Settlement Hearing. All objections to the Fang Requested Minority Shareholder Release must be filed separately from any objections to the approval of the terms and conditions of the proposed Settlement and/or the application for attorney’s fees and litigation expenses.

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11.          All objections must be e-filed by using the New York State Courts Electronic Filing system (https://iapps.courts.state.ny.us/nyscef/Login) or by mailed to the Clerk of the Court, 60 Centre Street, Room 119A, New York, NY 10007 with a copy to the Administrator, as instructed in the Notice.

12.          Unless the Court orders otherwise, any person or entity who or which does not make his, her or its objection in the manner provided herein shall be deemed to have waived his, her or its right to object to any aspect of the proposed Settlement and Plaintiff’s Counsel’s application for an award of attorney’s fees and litigation expenses, and shall be forever barred and foreclosed from objecting to the fairness, reasonableness or adequacy of the Settlement or the requested attorney’s fees and litigation expenses, or from otherwise being heard concerning the Settlement or the requested attorney’s fees and litigation expenses in this or any other proceeding.

13.          To the extent that the Court approves the Requested Fang Minority Shareholder Release, any Fang Minority Shareholder who accepts a distribution from the Settlement Account and who or which does not make his, her or its objection in the manner provided herein shall be deemed to have waived his, her or its right to object to any aspect of the Requested Fang Minority Shareholder Release.

14.          Stay of Action: Until otherwise ordered by the Court, the Court hereby stays all proceedings in the Action other than proceedings necessary to carry out or enforce the terms and conditions of the Stipulation.

15.          Notice Costs: Any and all costs and expenses related to providing Notice will be deducted from the Settlement Account. The Notice Costs will not be reimbursed to Defendants in the event that the Settlement is not consummated.

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16.          Termination of Settlement: If the Settlement is terminated pursuant to Section F of the Stipulation, Plaintiff and the Defendants shall be restored to their respective positions in the Action immediately prior to the execution of the Stipulation and shall promptly discuss and agree on a new scheduling order to govern further proceedings in this Action. For the avoidance of doubt, any Party shall have the right to terminate the Settlement pursuant to Section F of the Stipulation, or upon any order vacating, modifying, revising, or reversing the Final Order and Judgment.

17.          Use of this Order: Neither the Stipulation, nor any act or omission in connection therewith, is intended or shall be deemed to be a presumption, concession or admission by: (a) any Defendant as to the validity of any claims, defenses, other issues raised, or which might be or could have been raised, in the Action or in any other litigation, or to be evidence of or constitute an admission of wrongdoing, liability or damages by any of them, and each of them expressly denies such wrongdoing, liability or damages; or (b) Plaintiff as to the infirmity of any claim or the validity of any defense, or that damages in the Action would not have exceeded the value of the consideration received in the Settlement. The existence of the Stipulation, its contents or any negotiations, statements, or proceedings in connection therewith, shall not be offered or admitted in evidence or referred to, interpreted, construed, invoked or otherwise used by any Person for any purpose in the Action or otherwise, except as may be necessary to effectuate the Settlement. This provision shall remain in force in the event that the Settlement is terminated for any reason whatsoever. Notwithstanding the foregoing, any of the Defendant Releasees, Plaintiff, or Fang Releasees may file the Stipulation, or any judgment or order of the Court related thereto in any other action that may be bought against them, in order to support any and all defenses or counterclaims based on res judicata, collateral estoppel, good-faith settlement, judgment bar or reduction or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim.

8

18.          Supporting Papers: Plaintiff’s Counsel shall file and serve the opening papers in support of the proposed Settlement, and Plaintiff’s application for an award of attorneys’ fees and expenses, no later than twenty-five (25) Business Days prior to the Settlement Hearing; and reply papers, if any, shall be filed and served no later than five (5) Business Days prior to the Settlement Hearing.

19.          Defendants’ Requested Release: Any Fang Minority Shareholder that wishes to object to Defendants’ request to include the Requested Fang Minority Shareholder Release shall file any objection no later than ten (10) Business Days prior to the Settlement Hearing in accordance with paragraphs 9–11 above. Reply papers, if any, shall be filed and served no later than five (5) Business Days prior to the Settlement Hearing.

20.          Retention of Jurisdiction: The Court retains jurisdiction to consider all further applications arising out of or connected with the proposed Settlement.

Hon. Andrew Borrok, J.S

9

EXHIBIT B

Notice to Shareholders (and ADS Holders) of Fang Holdings Limited of
Proposed Settlement of Shareholder Derivative Action,
Settlement Hearing, and Right to Appear

The Supreme Court of the State of New York, New York County,
authorized this Notice. This is not a solicitation from a lawyer.

Please read this notice (the “Notice”) carefully and in its entirety. This Notice relates to a proposed settlement (the “Settlement”)1 of a shareholder derivative action (the “Lawsuit” or “Action”) brought on behalf of Fang Holdings Limited (“Company” or “Fang”) and pending in the Supreme Court of the State of New York, County of New York (the “Court”).

This Notice contains important information. Your rights will be affected by these legal proceedings. If the Court approves the Settlement, you will be forever barred from contesting the fairness, reasonableness, and adequacy of the Settlement and related matters, and from pursuing the Released Claims (as defined herein).

If the Court approves the Settlement, you will be forever barred from contesting the fairness, reasonableness, and adequacy of the terms of the Settlement as set forth in the Stipulation which include: (1) payment of $30,000,000 USD (thirty million U.S. dollars) (the “Monetary Consideration”), less any amounts awarded by the Court for Plaintiff’s Counsel’s attorneys’ fees and expenses and Settlement-related administrative and tax expenses, that will be distributed on a pro rata basis to Fang Minority Shareholders2 as of a date fixed by the Company after final Court approval of the Settlement (the “Record Date”)3; (2) 20,471,063 shares of CIH Holdings Limited (the “CIH Consideration”) that will be delivered to Fang; (together with the Monetary Consideration, the “Total Settlement Consideration”); and (3) the Corporate Governance Changes.

Please note that there is no proof of claim form for shareholders to submit in connection with the Settlement, and Fang shareholders and ADS holders are not required to take any action in response to this Notice in order to receive a pro rata share of the Net Monetary Distribution.

1 All capitalized terms used in this Notice that are not otherwise defined herein shall have the meanings provided in the Stipulation of Settlement, dated October 25, 2025 (the “Stipulation”), which is available on the Settlement website at www.XXXXX.com.

2 “Fang Minority Shareholders” means all owners of Fang Class A or Class B common shares, whether they are record holders or beneficial owners as of the Record Date, and all Fang ADS holders, whether they are record holders or beneficial owners as of the Record Date, excluding (i) Defendants (whether held directly by or for the benefit of); (ii) D&O Releasees; and (iii) any of Defendants’ and D&O Releasees’ affiliates or family members (collectively, the “Excluded Fang Shareholders”).

3 The Record Date will be the earliest practicable date after the Effective Date consistent with the terms of the Deposit Agreement and/or the requirements of any applicable marketplace rules or other applicable securities laws and regulations (including, but not limited to, Rule 10b-17 promulgated pursuant to the Securities Exchange Act of 1934). Once the specific date of the Record Date is determined, Company shall file a Form 6-K and comply with the Deposit Agreement to publicly announce that date.

Questions? Visit www.XXXX.com. Email: Info@XXXX.com. Call: 1-800-XXX-XXXX.

If you are a record owner of Fang Class A or B ordinary shares, please read the section below entitled “NOTICE TO RECORD OWNERS TO DISPUTE ANY DISCREPANCIES IN THE RECORD OWNER REGISTER.”

1. Why did I get this Notice?

This Notice is being sent to because you are a record owner of Fang Class A or B ordinary shares and/or Fang ADS as of the date the parties signed the Settlement Stipulation.

You have a right to know about the proposed Settlement of the Lawsuit, and about all of your options, before the Court decides whether to approve the Settlement.

This Notice explains the Lawsuit, the Settlement, your legal rights, what benefits are available, and who is eligible for them.

The Court in charge of the Lawsuit is the Supreme Court of the State of New York, New York County, Commercial Division, and the case is called Oasis Investments II Master Fund Ltd., derivatively on behalf of nominal defendant Fang Holdings Limited v. Vincent Tianquan Mo, Richard Jiangong Dai, Ace Smart Investments Limited, Next Decade Investments Limited, Media Partner Technology Limited, and True Knight Limited, Index No. 652607/2023. The judge presiding over the Lawsuit is Justice Andrew Borrok. The shareholder who brought the Lawsuit is called the Plaintiff,4 and the companies and people who the shareholder has sued are called the Defendants.5 The Lawsuit is a derivative action, which means that the Plaintiff seeks to pursue claims on behalf of Fang itself. Fang is named in the Lawsuit as a Nominal Defendant only and there are no claims asserted against Fang.

If the Court approves the Settlement and the Settlement becomes effective: (a) the Lawsuit will be dismissed with prejudice, (b) the release of Released Plaintiff’s Claims (defined below) will become effective, and (c) the Administrator approved by the Court will make payments pursuant to the Settlement. In addition, the Defendants are seeking a release of claims held by Fang Minority Shareholders, the Requested Fang Minority Shareholder Release, discussed below. If the Court approves such release, then any claims held by Fang Minority Shareholders will also be released. The Settlement is not contingent on any release of claims held by Fang Minority Shareholders, and the Court may approve the Settlement even without granting a release of any claims held by Fang Minority Shareholders.

4 The Plaintiff is: Oasis Investment II Master Fund Ltd. (“Plaintiff”).

5 The Defendants are: Vincent Tianquan Mo (“Mo”), Richard Jiangong Dai (“Dai”), ACE Smart Investments Limited (“Ace”), Next Decade Investments Limited (“Next Decade”), Media Partner Technology Limited (“Media Partner”), and True Knight Limited (“True Knight”) (together, “Defendants”).

Questions? Visit www.XXXX.com. Email: Info@XXXX.com. Call: 1-800-XXX-XXXX.

2. What is this lawsuit about?

The following summary does not constitute findings of the Court.

Plaintiff alleged6 that the Defendants, directly or indirectly, harmed Fang in connection with a series of integrated related-party transactions between 2019 and 2023 involving: (a) the June 2019 spin-off of Fang’s wholly owned subsidiary, China Index Holdings Limited (“CIH”), via a distribution of CIH shares and ADSs to Fang shareholders; (b) the subsequent repurchase of 13,549,249 CIH shares from entities affiliated with Mo—namely Defendants Media Partner Investments Limited and Next Decade Technology Limited—at a fixed price of $5.99 per share; (c) Fang ceasing to make its SEC filings starting in May 2021, resulting in its delisting from the NYSE in June 2022; (d) Mo and Dai, through Defendants ACE Smart Investments Limited and True Knight Limited, collectively acquiring the equivalent of (i) 20,471,063 CIH Class A common shares and (ii) 22,281,344 Fang Class A common shares between May 3, 2021 and June 2, 2022; and (e) an April 17, 2023 take private transaction involving a short-form merger of CIH.

3. Why is there a settlement?

To avoid the cost, delay, and risks of further proceedings and potentially a trial, the parties have agreed to the Settlement, which will enable Fang Minority Shareholders to directly benefit from receiving money and to indirectly benefit from Fang being provided the CIH Consideration as well as Corporate Governance Changes. Plaintiff and Plaintiff’s Counsel think the Settlement is fair and is in the best interests of Fang and its shareholders and ADS holders.

Plaintiff’s Counsel conducted an investigation and pursued discovery relating to the claims and the underlying events and transactions alleged in the Lawsuit. Plaintiff’s Counsel analyzed the evidence obtained during their investigation and the discovery obtained in the Lawsuit, researched the applicable law with respect to the claims and the potential defenses asserted in the Lawsuit (and retained and consulted with foreign law experts on Cayman Islands law), and engaged and consulted with financial experts with respect to potential damages recoverable in the Lawsuit.

In negotiating and evaluating the terms of the Settlement, Plaintiff and Plaintiff’s Counsel considered the legal and factual defenses to the Plaintiff’s measures of claimed damages and the expense, delay, and risk of pursuing the claims through trial and appeals. In light of the costs, risks, and delays of continued litigation, the amount of the Settlement, and the immediacy of recovery, Plaintiff and Plaintiff’s Counsel believe that the Settlement is fair, reasonable and adequate, and in the best interests of the Company, its shareholders and ADS holders. Plaintiff and Plaintiff’s Counsel believe that the Settlement provides an extraordinary benefit to Fang and its shareholders.

6 The operative complaint in the Lawsuit is the Complaint, May 29, 2023, which is available on the Settlement website at www.XXXXX.com.

Questions? Visit www.XXXX.com. Email: Info@XXXX.com. Call: 1-800-XXX-XXXX.

4. What does the settlement provide?

In consideration for the full and final dismissal with prejudice of the Lawsuit and the releases described below, the Defendants have agreed to: (1) pay the Monetary Consideration; (2) provide the CIH Consideration; and (3) institute the Corporate Governance Changes. The Monetary Consideration will be paid into a common Settlement Account (the “Settlement Account”).

The Monetary Consideration ($30,000,000 USD), less any amounts awarded by the Court for Plaintiff’s Counsel’s attorneys’ fees and expenses and Settlement-related administrative and tax expenses (the “Net Monetary Distribution”), will be distributed on a pro rata basis to Fang Minority Shareholders who are shareholders of Fang as of the Record Date. Defendants, D&O Releasees and other Excluded Fang Shareholders shall not be entitled to participate in or receive any portion of the Net Monetary Distribution.

Administration of the Settlement Account and distribution of the Net Monetary Distribution is the responsibility of Plaintiff and Plaintiff’s Counsel under the supervision of the Court, and Defendants shall have no responsibility for the Settlement Account once the Defendants have provided the Monetary Consideration.

In addition to the Monetary Consideration, Defendants will provide the Company with the CIH Consideration which consists of 20,471,063 shares of CIH Holdings Limited.

In addition to the Monetary Consideration and the CIH Consideration, the Settlement provides that Fang will institute the following Corporate Governance Changes, which will remain in effect for a minimum of five (5) years following the Effective Date:

a.	Appoint a new fully independent outside director.

b.	Appoint a Special Committee, including at least one fully independent outside director, for any related party or insider party transactions.

Questions? Visit www.XXXX.com. Email: Info@XXXX.com. Call: 1-800-XXX-XXXX.

5. How does the Settlement affect my rights?

If the Settlement is approved by the Court, you cannot bring derivative claims or be part of any other derivative lawsuit against Defendant Releasees about the issues in the Lawsuit. Giving up these claims is called a release. If the Settlement is approved by the Court, the Court will enter a final order and Judgment (the “Judgment”) whereby the Lawsuit will be dismissed with prejudice, and the following releases will occur:

Release of Claims by Plaintiff and Fang: The Released Plaintiff’s Claims (defined below) against the Defendant Releasees (defined below) shall be deemed to have, and by operation of law and the Judgment and without any further action, been released, relinquished and forever discharged. Plaintiff and Fang on behalf of themselves and their respective heirs, executors, administrators, predecessors, successors, and assigns shall forever be barred and enjoined from commencing, instituting or prosecuting the Defendant Releasees for any of the Released Plaintiff’s Claims.

The Released Plaintiff’s Claims against the Fang Releasees shall be deemed to have, and by operation of law and the Judgment and without any further action, been released, relinquished and forever discharged. Plaintiff and Fang on behalf of themselves and their respective heirs, executors, administrators, predecessors, successors, and assigns shall forever be barred and enjoined from commencing, instituting or prosecuting the Fang Releasees for any of the Released Plaintiff’s Claims.

Plaintiff on behalf of itself and its respective heirs, executors, administrators, predecessors, successors, and assigns shall forever be barred or enjoined from commencing or pursuing any legal actions against Fang or CIH Holdings Limited arising out of or related to transactions, known or unknown, that occurred prior to the Effective Date.

“Defendant Releasees” means (i) Defendants and D&O Releasees (defined below); (ii) as applicable, their respective current and former past, present, or future family members, spouses, heirs, trusts, trustees, executors, estates, administrators, beneficiaries, distributees, foundations, fiduciaries, partnerships, directors, officers, employees, agents, attorneys, advisors, personal or legal representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, general or limited partners or partnerships, former and current shareholders, joint ventures, limited liability companies, corporations, predecessors, predecessors-in-interest, successors-in-interest, assigns, financial or investment advisors, consultants, investment bankers, entities providing any fairness opinion, underwriters, brokers, dealers, financing sources, lenders, commercial bankers, accountants, associates, and insurers, coinsurers, and re-insurers.

“D&O Releasees” means all past, current, and future directors, executives, officers of Fang, and each of their agents, attorneys, advisors, representatives, heirs, successors, and assigns.

“Fang Releasees” means Fang and all of its current and former directors, officers, employees, agents, attorneys, advisors, representatives, principals, affiliates, subsidiaries, parents, divisions, members, partners, limited partners, former and current shareholders, predecessors, successors, assigns and insurers.

Questions? Visit www.XXXX.com. Email: Info@XXXX.com. Call: 1-800-XXX-XXXX.

“Released Plaintiff’s Claims” means any and all claims, causes of action, rights or remedies, including Unknown Claims, by Plaintiff or Fang, or by Plaintiff’s shareholders, officers, directors, employees and their respective parents, subsidiaries and other affiliates, on their own behalf and on behalf of each of their respective predecessors, successors, heirs, agents, executors, administrators and assigns, and any person they represent, and on behalf of Fang, against the Defendant Releasees based upon, arising out of, or in any way relating to any of the facts, acts, inactions, omissions, deliberations, deliberations, discussions, decisions, votes, disclosures, non-disclosures, transactions, events, occurrences, or any other conduct of any kind, that were or could have been alleged in this Action, that occurred from the beginning of time through the Effective Date. “Released Plaintiff’s Claims” shall not include claims to enforce the terms of the Settlement.

Release of Claims by the Defendants: The Defendants on behalf of themselves and their respective heirs, executors, administrators, predecessors, successors, and assigns shall be deemed to have, and by operation of law and the Judgment and without any further action shall actually have, released, relinquished and forever discharged all Released Defendants’ Claims (defined below) against Plaintiff, Plaintiff’s affiliates, Plaintiff’s Counsel, and Company. Defendants and their respective heirs, executors, administrators, predecessors, successors, and assigns shall forever be barred and enjoined from commencing, instituting or prosecuting Plaintiff, Plaintiff’s affiliates, Plaintiff’s Counsel, or Company for any of the Released Defendants’ Claims.

“Released Defendants’ Claims” means any claims, causes of action, rights or remedies, including Unknown Claims, that have been or could have been asserted in the Action or in any forum by Defendants or any of them or their respective successors and assigns against Plaintiff, Plaintiff’s Counsel, Fang and each of their respective predecessors, successors, affiliates, heirs, agents, executors, administrators and assigns, and any persons they represent, known or unknown, relating to the investigation, initiation, prosecution, defense, and/or resolution of the Action; provided, however, that such release shall not waive or release any claims, rights or remedies that Defendants may have with respect to obligations pursuant to the terms of the Stipulation or with respect to obligations or rights pursuant to any other agreement or undertaking between or among Defendants in connection with the Settlement. “Released Defendants’ Claims” shall not include claims to enforce the terms of the Settlement or any claims to recover compensation related to the Settlement.

The releases in the Settlement extend to “Unknown Claims,” which are defined as:

Any and all Released Claims that a person granting or deemed to have granted a Release hereunder does not know or suspect exist in his, her or its favor at the Stipulation Date or the Effective Date, including without limitation those which, if known, might have affected the decision to enter into this Stipulation and proposed settlement. With respect to any and all Released Claims, any person granting a Release or deemed to grant a Release hereunder shall be deemed to have waived, relinquished and released any and all provisions, rights and benefits conferred by or under Cal. Civ. Code § 1542 or any law of the United States or any state of the United States or territory of the United States or other jurisdiction, or principle of common law, which is similar, comparable or equivalent to Cal. Civ. Code § 1542, which provides:

Questions? Visit www.XXXX.com. Email: Info@XXXX.com. Call: 1-800-XXX-XXXX.

A GENERAL RELEASE DOES NOT EXTEND TO CLAIMS WHICH THE CREDITOR OR RELEASING PARTY DOES NOT KNOW OR SUSPECT TO EXIST IN HIS OR HER FAVOR AT THE TIME OF EXECUTING THE RELEASE AND THAT, IF KNOWN BY HIM OR HER WOULD HAVE MATERIALLY AFFECTED HIS OR HER SETTLEMENT WITH THE DEBTOR OR RELEASED PARTY.

The Parties acknowledge that they may discover facts in addition to or different from those now known or believed to be true with respect to the Released Claims, but that it is the intention of all Parties to completely, fully, finally and forever extinguish any and all Released Claims, known or unknown, suspected or unsuspected, which now exist, or heretofore existed, or may hereafter exist, and without regard to the subsequent discovery of additional or different facts. The Parties acknowledge that the inclusion of “Unknown Claims” in the definition of “Released Claims” and the release of Unknown Claims was separately bargained for and was a key element of the Settlement and was relied upon by the Parties in entering into the Stipulation.

Requested Fang Minority Shareholder Release: Defendants request, and Plaintiff does not oppose, that the Court include a release in the Judgment such that any Fang Minority Shareholder who receives and accepts a distribution from the Settlement Account pursuant to the Settlement shall also be deemed to have received actual or constructive Notice of the proposed settlement, and consented to the jurisdiction of New York State and venue of New York State Supreme Court, and thereupon have fully, finally, and forever released, settled, and discharged (the “Requested Fang Minority Shareholder Release”) any and all claims, causes of action, rights or remedies, including Unknown Claims, by the Fang Minority Shareholder itself and/or on behalf of other Fang Minority Shareholders and/or on behalf of Fang, based upon, arising out of, or in any way relating to any of the facts, acts, inactions, omissions, deliberations, discussions, decisions, votes, transactions, disclosures, non-disclosures, events, occurrences, or any other conduct of any kind, that occurred prior to the Effective Date, against the Defendant Releasees (“Fang Minority Shareholder Claims”). The Court shall decide whether the Requested Fang Minority Shareholder Release will be included in the Judgment. The Court’s inclusion of the Requested Fang Minority Shareholder Release shall not be a condition of the Stipulation or entry of the Judgment. Plaintiff has agreed not to oppose the Requested Fang Minority Shareholder Release.

Any Fang Minority Shareholder that wishes to object to Requested Fang Minority Shareholder Release must do so no later than on XXXXX XX, 2026, before the Settlement Hearing by filing a separate objection to the Requested Fang Minority Shareholder Release.

The Requested Fang Minority Shareholder Release is not a condition to the Settlement. That is, the Settlement is binding on Defendants and the distributions from the Settlement Account will be paid pursuant to the Settlement (subject to the Court’s approval) even if the Court denies Defendants’ request to include the Requested Fang Minority Shareholder Release.

Questions? Visit www.XXXX.com. Email: Info@XXXX.com. Call: 1-800-XXX-XXXX.

6. How will the lawyers be paid?

Plaintiff’s Counsel have invested significant time and resources in investigating and pursuing the derivative claims asserted in the Lawsuit, and have been working exclusively on a contingent fee since filing the Lawsuit, meaning that they would only be compensated for their time litigating this Lawsuit if they created a benefit for Fang (and, by extension, the Fang Minority Shareholders) through the Lawsuit. Moreover, Plaintiff and Plaintiff’s Counsel have incurred significant expenses in pursuing the Lawsuit on behalf of Fang, which could only be recovered if they created such a benefit.

In light of the risks undertaken in pursuing the Action on a contingency basis and the benefits created for Fang and Fang Minority Shareholders through the Settlement and the prosecution of the Lawsuit, Plaintiff’s Counsel intend to apply to the Court for an award of attorneys’ fees in an amount not to exceed thirty percent (30%) of the value of the Total Settlement Consideration, as well as reimbursement of costs and expenses incurred in an amount not to exceed $250,000, exclusive of the costs of the Administrator, discussed below.

Plaintiff’s Counsel have been working on the Lawsuit since 2023. The attorneys’ fees would pay Plaintiff’s Counsel for litigating the case and negotiating the Settlement, including procuring the Total Settlement Consideration for Fang and its Fang Minority Shareholders and Corporate Governance Changes. The expenses are to reimburse Plaintiff and Plaintiff’s Counsel for out-of-pocket expenses incurred in litigating the Lawsuit. In addition to these attorneys’ fees and expenses, the Administrator will be entitled to payment for the fees and expenses for administering the Settlement and forwarding payments for distribution to public shareholders, as well as any fees and expenses relating to the payment of any taxes for interest earned on the Monetary Consideration.

The Court may award less than these amounts. Defendants have agreed not to oppose Plaintiff’s Counsel’s request for attorneys’ fees or reimbursement of costs and expenses. The amount of the fees and expenses, the payment to the Settlement Administrator, and any tax-related expenses will be deducted from the Settlement Account.

7. When and where will the Court decide whether to approve the Settlement?

The Court will hold a Settlement Hearing at X:XX on XXXXX XX, 2026, at the at the Supreme Court of the State of New York, 60 Center Street, Room 659, New York, NY 10007. The Court reserves the right to hold the Settlement Hearing in person at or to hold a virtual hearing online, as the Court deems appropriate in its discretion.

Questions? Visit www.XXXX.com. Email: Info@XXXX.com. Call: 1-800-XXX-XXXX.

At this hearing, the Court will consider the Settlement, any objections thereto, and whether the Settlement is fair, reasonable, and adequate and whether to approve the Settlement.

At this hearing, the Court will also consider Plaintiff’s Counsel’s request for an award of attorneys’ fees and expenses and any objections thereto.

At this hearing, the Court will also consider Defendants’ Requested Fang Minority Shareholder Release and any objections thereto.

At or after the hearing, the Court will make decisions whether to approve these matters relating to the Settlement. We do not know how long these decisions will take.

8. How do I tell the Court that I don’t like the Settlement?

If you are a current record or beneficial owner of Fang Class A or B ordinary shares and/or Fang ADSs, and you continue to own such stock through the date of the Settlement Hearing, you can object to the Settlement if you do not like any part of it, including its terms, the request by Plaintiff’s Counsel for fees and reimbursement of expenses, and the Requested Fang Minority Shareholder Release. You can give reasons why you think the Court should not approve the Settlement, the request for fees/expenses, or the Requested Fang Minority Shareholder Release. The Court will consider your views.

To object to the Settlement generally or the Requested Fang Minority Shareholder Release, you must file with the Court, no later than XXXXX XX, 2026, a written statement saying that you object to the Settlement or the Fang Minority Shareholder Release. Your objection must: (a) identify the case known as Oasis Investments II Master Fund Ltd., derivatively on behalf of nominal defendant Fang Holdings Limited v. Vincent Tianquan Mo, Richard Jiangong Dai, Ace Smart Investments Limited, Next Decade Investments Limited, Media Partner Technology Limited, and True Knight Limited, Index No. 652607/2023; (b) include your name, mailing address, email address, telephone number, and, if represented by an attorney, the name, mailing address, email address, and telephone number of your attorney; (c) include your signature; (d) describe the specific reasons you object, including any legal and evidentiary support for your objections that you wish to bring to the Court’s attention; and (e) include documentation sufficient to prove that you held shares of Fang Class A or B common stock or ADSs as of the close of business on the date of the objection and continue (or will continue) to hold such shares or ADSs as of the Settlement Hearing Date.

The easiest way to file your objection(s) with the Court and notify all counsel is by using the New York State Courts Electronic Filing system (https://iapps.courts.state.ny.us/nyscef/Login). You can create an account without an attorney. By electronically filing your objection(s) the court and all attorneys will receive the objection(s) at the same time. Choose to “File Documents” in the “Supreme Court” then choose to “File to an Existing Case.” In the “Case Number” field type “652607/2023” and for the Court select “New York County Supreme Court.” You are filing “Documents relating to an existing Motion/Cross-Motion/Petition/OSC” and should check “I am filing as a non-party to this case.” After you enter your name and address, you should upload your objection(s) and relate it to Parties’s Motion for Final Settlement Approval. Alternatively, you can mail your objection(s) so that such objection(s) is/are received no later no later than XXXXX XX, 2025 by the Clerk of the Court, 60 Centre Street, Room 119A, New York, NY 10007 with a copy to the Administrator, P.O. Box 6569, Portland, OR 97228-6569, or info@XXXXX.com.

An objector is not required to attend the Settlement Hearing. However, any objector wishing to be heard orally, either individually or through counsel of their own choice, is required to indicate in their written objection(s) their intention to appear at the Settlement Hearing and to include in their written objection(s) the identity of any witnesses they may call to testify and copies of any exhibits they intend to introduce into evidence at the Settlement Hearing.

Questions? Visit www.XXXX.com. Email: Info@XXXX.com. Call: 1-800-XXX-XXXX.

9. Do I have to come to the hearing?

No. Plaintiff’s Counsel will answer questions the Court may have. But you are welcome to come at your own expense. If you submit any objection(s), you do not have to come to Court to talk about it. As long as you mail your written objection(s) with the proper documentation and in the manner described above on time, the Court will consider it. You may also pay your own lawyer to attend, but it is not necessary.

10. How do I get more information?

This Notice summarizes the Settlement and its terms. For more detailed information about the matters involved in the Lawsuit, you are referred to the papers on file in the Lawsuit, which may be inspected during regular business hours of each business day at the Office of the Clerk of the Supreme Court of the State of New York, County of New York, 60 Center Street, Room 119A, New York, NY 10007, or by using the New York State Unified Court System eCourts website (https://iapps.courts.state.ny.us/webcivil/ecourtsMain). Copies of the Stipulation and any related orders entered by the Court will be posted on the Settlement website at www.XXXXX.com. If you have questions regarding the Settlement, you may write or call the following representative for Plaintiff’s Counsel:

Aaron Brown

Reid Collins and Tsai, LLP

1301 S. Capital of Texas, Hwy.,

Building C, Suite 300

Austin Texas, 78746

Email: abrown@reidcollins.com

Tel: 512 647-6114

Copies of this Notice may also be obtained from the website maintained by the Settlement Administrator, www.XXXXX.com, or by calling the Administrator at 1-800-XXX-XXXX, or by emailing info@XXXXX.com.

Questions? Visit www.XXXX.com. Email: Info@XXXX.com. Call: 1-800-XXX-XXXX.

NOTICE TO RECORD OWNERS TO DISPUTE ANY DISCREPANCIES IN THE RECORD OWNER REGISTER

If you are a record owner of Fang Class A or Class B ordinary shares, please review the last line of the address block on the address page of this Notice, which states the number of shares of Fang Class A or Class B ordinary shares, for which you are the record owner according to Fangs’ register of members (the “Register”). If you dispute the accuracy of the number of shares listed by the Register, you must provide written notice to the Administrator within thirty (30) days of the date of this Notice stating (i) that you dispute the accuracy of the number of shares held by you listed in the Register and (ii) the correct number of shares that you believe should be listed in the Register. To the extent that you dispute the accuracy of the number of shares listed by the Register, you must follow the procedures set forth in Section 46 of the Cayman Islands Companies Act (2025 Revision), which requires that you apply to a Cayman Islands Court for an order that the Register be rectified. In the event that you dispute the number of Class A or B ordinary shares held by you as reflected in the Register, the Administrator will only disburse to you that portion of the Settlement Amount that is undisputed (if any) and hold the remainder until such time that your challenge to the Register is resolved by a Court of the Cayman Islands under Section 46 of the Cayman Islands Companies Law (2025 Revision).

Please do not call or write the Court or the office of the Clerk of the Supreme Court of the State of New York, New York County, regarding this Notice.

Number of Class A or B Ordinary Shares of Fang You Hold if You are a Record Owner << XXXXXX>>

Questions? Visit www.XXXX.com. Email: Info@XXXX.com. Call: 1-800-XXX-XXXX.

EXHIBIT C

SUPREME COURT OF THE STATE OF NEW YORK COUNTY OF NEW YORK
x

OASIS INVESTMENTS II MASTER FUND LTD., derivatively on behalf of nominal	:
defendant FANG HOLDINGS LIMITED,	:	Index No. 652607/2023

Plaintiff,	:	Justice Andrew Borrok

-against-	:	Commercial Part 53

VINCENT TIANQUAN MO, RICHARD JIANGONG DAI,	:	[Proposed] FINAL ORDER AND JUDGMENT
ACE SMART INVESTMENTS LIMITED, NEXT DECADE INVESTMENTS LIMITED,	:
MEDIA PARTNER TECHNOLOGY LIMITED,	:
and TRUE KNIGHT LIMITED,	:
Defendants.
x

WHEREAS, a shareholder derivative action is pending in this Court entitled, Oasis Investments II Master Fund Ltd., derivatively on behalf of nominal defendant Fang Holdings Limited v. Vincent Tianquan Mo, Richard Jiangong Dai, Ace Smart Investments Limited, Next Decade Investments Limited, Media Partner Technology Limited, and True Knight Limited, Index No. 652607/2023 (the “Action”);

WHEREAS, Plaintiff Oasis Investment II Master Fund Ltd. (“Oasis” or “Plaintiff”), on behalf of itself as well as derivatively in the right of and for the benefit of nominal defendant Fang Holdings Limited (“Fang” or the “Company”) and (ii) Defendants Vincent Tianquan Mo (“Mo”), Richard Jiangong Dai (“Dai”), ACE Smart Investments Limited (“Ace”), Next Decade Investments Limited (“Next Decade”), Media Partner Technology Limited (“Media Partner”), and True Knight Limited (“True Knight”) (together, “Defendants”) (Plaintiff, Company, and Defendants collectively the (“Parties”), have entered into a Stipulation of Settlement dated October 25, 2025 (the “Stipulation”) that provides for a complete dismissal with prejudice of the claims asserted against the Defendants in the Action on the terms and conditions set forth in the Stipulation, subject to the approval of this Court;

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WHEREAS, by Order dated _________________ ____, 2025 (the “Scheduling Order”), this Court, among other things, (a) ordered that notice of the proposed Settlement be provided to Fang Minority Shareholders; (b) provided Fang Minoirty Shareholders with the opportunity to object to the proposed Settlement; and (c) scheduled a hearing regarding final approval of the Settlement;

WHEREAS, the Court conducted a hearing on _________________ ____, 2026 (the “Settlement Hearing”) to consider, among other things, (a) whether Plaintiff and Plaintiff’s Counsel have adequately represented the interests of Fang and Fang Minority Shareholders; (b) whether the proposed Settlement on the terms and conditions provided for in the Stipulation is fair, reasonable and adequate to Plaintiff, Fang, and Fang’s Minority Shareholders, and should be approved by the Court; (c) whether all Released Claims should be dismissed with prejudice; (d) to determine whether a judgment should be entered dismissing the Action with prejudice against the Defendants; (e) whether the application by Plaintiff’s Counsel for an award of attorneys’ fees and reimbursement of litigation expenses should be approved and in what amount; and (f) whether to approve the Requested Fang Minority Shareholder Release; and

WHEREAS, it appearing that due notice of the Settlement Hearing has been given in accordance with the Scheduling Order; the Parties having appeared by their respective attorneys of record; the Court having heard and considered evidence in support of the proposed Settlement; the attorneys for the respective Parties having been heard; an opportunity to be heard having been given to all other persons requesting to be heard in accordance with the Scheduling Order; the Court having determined that notice to Fang Minority Shareholders was adequate and sufficient; and the entire matter of the proposed Settlement having been heard and considered by the Court;

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NOW, THEREFORE, IT IS HEREBY ORDERED, ADJUDGED AND DECREED, this           day of                , 202        , as follows:

1.            Definitions: Unless otherwise defined in this Judgment, the capitalized terms used herein shall have the same meaning as they have in the Stipulation.

2.            Jurisdiction: The Court has jurisdiction over the subject matter of the Action, and all matters relating to the Settlement.

3.            Incorporation of Settlement Documents: This Judgment incorporates, and makes a part hereof, the Stipulation filed with the Court on October ______, 2025.

4.            Derivative Action Properly Maintained; Adequacy of Plaintiffs and Plaintiffs’ Counsel: Based on the record in the Action, the provisions of New York Business Corporation Law § 626 as applicable have been satisfied and the Action has been properly maintained according to New York Business Corporation Law § 626. Plaintiff and Plaintiff’s Counsel have adequately represented the interests of Fang and its minority shareholders both in terms of litigating the Action and for purposes of entering into and implementing the Settlement.

5.            Notice: The Court finds that the mailing and publication of the Notice: (a) were implemented in accordance with the Scheduling Order; (b) constituted notice that was reasonably calculated, under the circumstances, to apprise Fang Minority Shareholders of: (i) the pendency of the Action; (ii) the effect of the proposed Settlement (including the Releases to be provided thereunder); (iii) Plaintiff’s Counsel’s application for an award of attorneys’ fees and reimbursement of litigation expenses; (iv) their right to object to the Settlement and/or Plaintiff’s Counsel’s application for attorneys’ fees and litigation expenses; (v) the possibility of the Requested Fang Minority Shareholder Release and their right to object thereto; and (vi) their right to appear at the Settlement Hearing; (c) constituted due, adequate and sufficient notice to all persons and entities entitled to receive notice of the proposed Settlement; and (d) satisfied the requirements of New York Business Corporation Law § 626, the United States Constitution (including the Due Process Clause), and all other applicable laws and rules.

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6.            Record Shareholders: Pursuant to the Notice, which was mailed on _________________ ____, 2025, each Fang Minority Shareholder owning Class A and Class B common shares and listed on the Register (“Record Shareholder(s)”) as of the Stipulation Date was provided notice of the number of shares recorded with the Register as of the Stipulation Date and was provided with thirty (30) days to dispute the accuracy of the Register. As of _________________ ____, 2026, disputes were filed and        disputes are presently pending.

7.            Settlement Account: The Court finds that Defendants have satisfied their Monetary Consideration payment obligations under the Stipulation paying or causing to be paid $30,000,000 USD (thirty million U.S. dollars) to the Settlement Account.

8.            Final Settlement Approval and Dismissal of Claims: Pursuant to, and in accordance with, New York Business Corporation Law § 626, this Court hereby fully and finally approves the Settlement set forth in the Stipulation in all respects (including, without limitation: the Monetary Consideration; the CIH Consideration; the Corporate Governance Changes; the Released Claims, including the release of the Released Plaintiff’s Claims as against the Defendant Releasees; and the dismissal with prejudice of the claims asserted against the Defendants in the Action), and finds that the Settlement is, in all respects, fair, reasonable and adequate to Plaintiff, Fang, and Fang’s Minority Shareholders. The Parties are directed to implement, perform, and consummate the Settlement in accordance with the terms and provisions contained in the Stipulation.

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9.            The Action and all of the claims asserted against the Defendants in the Action by Plaintiff and Company are hereby dismissed with prejudice. The Parties shall bear their own costs and expenses, except as otherwise expressly provided in the Stipulation.

10.          Binding Effect: The terms of the Stipulation and of this Judgment shall be forever binding on the Defendants, Company, and Plaintiff, as well as their respective successors and assigns.

11.          Released Claims: The Released Claims set forth in paragraphs 14–15 of the Stipulation, together with the definitions contained in paragraph 1 of the Stipulation relating thereto, are expressly incorporated herein in all respects. The Released Defendants’ Claims are released as of the Effective Date. The Released Plaintiff’s Claims are released effective as of the date that Defendants provide proof of the delivery of the CIH Consideration in accordance with the Stipulation (the “CIH Consideration Payment Date”). Accordingly, this Court orders that:

a.	Without further action by anyone, and subject to paragraph 11 above, upon the CIH Consideration Payment Date, Company and Plaintiff, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge each and all of the Defendant Releasees from any and all of the Released Plaintiff’s Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Plaintiff’s Claims against any of the Defendant Releasees.

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b.	Without further action by anyone, and subject to paragraph 11 above, upon the Effective Date of the Settlement, the Defendants, on behalf of themselves, and their respective heirs, executors, administrators, predecessors, successors, and assigns in their capacities as such only, by operation of the Stipulation and this Judgment and to the fullest extent allowed by law, shall completely, fully, finally and forever release, relinquish, settle and discharge the Plaintiff, Plaintiff’s Counsel, and Company, from any and all of the Released Defendants’ Claims, and shall forever be barred and enjoined from commencing, instituting or prosecuting any of the Released Defendants’ Claims against any of the Plaintiff, Plaintiff’s Counsel, and Company.

12.          Notwithstanding paragraph 11 above, nothing in this Judgment shall bar any action by any of the Parties to enforce or effectuate the terms of the Stipulation or this Judgment.

13.          Requested Fang Minority Shareholder Release: The Court grants denies Defendant’s Requested Minority Shareholder Release, and Fang Minority Shareholders who receive their pro rata share of the distribution of the Net Monetary Distribution are are not deemed to have released the Fang Minority Shareholder Claims against the Defendant Releasees.

14.          Monetary Distribution: The Administrator is authorized to distribute the Monetary Consideration net of Settlement Fund Expenses (the “Net Monetary Distribution”) to Fang Minority Shareholders, other than Defendants, D&O Releasees and the Excluded Fang Shareholders, in accordance with the terms of the Stipulation following the Record Date, as provided for in the Stipulation and herein.

15.          The Administrator will transfer the Net Monetary Distribution payable to Fang Minority Shareholders who hold their Fang interests through ADS as of the Record Date to J.P. Morgan, or to the DTCC for further disbursement in accordance with Fang’s existing Deposit Agreement as soon as practicable after the Record Date. The Administrator will send all Record Shareholders as of the Record Date his, her or its pro-rata share of the Net Monetary Distribution in accordance with the terms of Stipulation as soon as reasonably practical following the Record Date.

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16.          If, following the distribution of the Net Monetary Distribution pursuant to this Stipulation, any Net Monetary Distribution funds remain (whether by reason of the inability to locate shareholders, uncashed checks, or otherwise), the Administrator shall make reasonable and diligent efforts to locate and provide appropriate pro rata recoveries to Fang Minority Shareholders who are entitled to participate in the distribution of the Net Monetary Distribution. Thereafter, the Administrator shall retain in the Settlement Account any remaining funds for a period of ten (10) years unless otherwise directed by the Court to release funds sooner. Upon the expiration of the ten (10) year period or further order from the Court, the Administrator shall disburse, in an equitable and economic manner, any funds then remaining in the Settlement Account to Fang Minority Shareholders who were entitled to participate in the distribution of the Net Monetary Distribution. Any portion of the Net Monetary Distribution still not, by that point, distributed or re-distributed to Fang Minority Shareholders shall be paid to Fang.

17.          The CIH Consideration: As soon as practical after the Effective Date, but no later than twenty (20) days of the Effective Date, Defendants shall deliver 20,471,063 shares of CIH Holdings Limited to Company. Within four (4) Business Days of delivery, Company will confirm delivery: (a) through a public filing evidencing the transfer of 20,471,063 CIH Holdings Limited shares from Defendants to Company; and (b) by providing Plaintiff’s Counsel with satisfactory evidence of the transfer of the CIH Holdings Limited to Company on CIH Holdings Limited’s Cayman Islands Company Share registry.

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18.          This Order shall be deemed final and conclusive against all Fang Minority Shareholders as it relates to payments made pursuant to this Order. No Fang Minority Shareholder will have any claim against Plaintiff, Plaintiff’s Counsel, the Company, Defendants, Defendants’ counsel, the Administrator, or any of their counsel, based on the distributions made substantially in accordance with this Order.

19.          The Administrator estimates that the administrative fees and expenses will be approximately $             . These estimated fees and expenses will be withheld from the Net Monetary Distribution and shall be paid to the Administrator from the Settlement Account when such fees and expenses are incurred.

20.          Any additional incurred administrative fees and expenses in aggregate amount not to exceed $              shall be paid from the Settlement Account to the Administrator upon approval by Plaintiff’s Counsel. Any additional incurred administrative fees and expenses in aggregate greater than $                 shall be paid from the Settlement Account to the Administrator only upon Court approval.

21.          The Administrator is authorized to destroy paper copies of all supporting documentation one year after all funds in the Settlement Account have been distributed.

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22.          No Admissions: Neither this Judgment, the Stipulation, including the exhibits thereto, nor any act or omission in connection therewith is intended or shall be deemed to be a presumption, concession or admission by: (i) any of the Defendants as to the validity of any claims, defenses, other issues raised, or which might be or could have been raised, in the Action or in any other litigation, or to be evidence of or constitute an admission of wrongdoing, liability or damages by any of them, and each of them expressly denies such wrongdoing, liability or damages; or (ii) Plaintiff as to the infirmity of any claim or the validity of any defense, or that damages in the Action would not have exceeded the Net Monetary Distribution. The existence of this Judgment, the Stipulation, its contents or any negotiations, statements, or proceedings in connection therewith, shall not be offered or admitted in evidence or referred to, interpreted, construed, invoked, or otherwise used by any Person for any purpose in the Action or otherwise, except as may be necessary to effectuate the Settlement. This provision shall remain in force in the event that the Settlement is terminated for any reason whatsoever. Notwithstanding the foregoing, the Stipulation or this Judgment may be introduced in any proceeding, whether in the Court or otherwise, in order to support any and all defenses or counterclaims based on res judicata, collateral estoppel, good-faith settlement, judgment bar or reduction or any other theory of claim preclusion or issue preclusion or similar defense or counterclaim or otherwise to consummate or enforce the Settlement and/or Judgment.

23.          Award of Attorneys’ Fees and Expenses: Plaintiff’s Counsel are hereby awarded attorneys’ fees in the amount of $_______, which is between ____% and ______% of the sum of the Monetary Consideration and the benefit the CIH Consideration, and expenses in the amount of $_________, all of which will be paid from the Settlement Account and which sums the Court finds to be fair and reasonable. The Court-awarded attorneys’ fees and expenses shall be paid to Plaintiff’s Counsel in accordance with the terms of the Stipulation.

24.          No proceedings or court order with respect to the award of attorneys’ fees and expenses to Plaintiff’s Counsel shall in any way disturb or affect this Judgment (including precluding this Judgment from being Final or otherwise being entitled to preclusive effect), and any such proceedings or court order shall be considered separate from this Judgment.

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25.          Retention of Jurisdiction: Without affecting the finality of this Judgment in any way, this Court retains continuing and exclusive jurisdiction over the Parties for purposes of the administration, interpretation, implementation, and enforcement of the Settlement.

26.            Modification of the Stipulation: Without further approval from the Court, Plaintiff and the Defendants are hereby authorized to agree to and adopt such amendments or modifications of the Stipulation or any exhibits attached thereto to effectuate the Settlement that: (a) are not materially inconsistent with this Judgment; and (b) do not materially limit the rights of the Parties, Company, or Fang Minority Shareholders in connection with the Settlement. Without further order of the Court, Plaintiff and the Defendants may agree to reasonable extensions of time to carry out any provisions of the Settlement.

27.            Termination of Settlement: If the Settlement is terminated as provided in the Stipulation, this Judgment shall be vacated, rendered null and void and be of no further force and effect, except as otherwise provided by the Stipulation, and this Judgment shall be without prejudice to the rights of Plaintiff, all other Fang Minority Shareholders, Company, and the Defendants, and the Parties shall be restored to their respective positions in the Action immediately prior to the execution of the Stipulation.

28.            Entry of Final Judgment: There is no just reason to delay the entry of this Judgment as a final judgment in the Action. Accordingly, the Clerk of the Supreme Court of the State of New York, County of New York, is expressly directed to immediately enter this final judgment in the Action.

Hon. Andrew Borrok, J.S.C.

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